SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended September 30, 2016

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

  +91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [X]                                     Form 40-F   [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ]                                     No   [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-________.

QUARTERLY REPORT

Quarter Ended September 30, 2016

Currency of Presentation and Certain Defined Terms

In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our unaudited condensed consolidated interim financial statements are presented in Indian rupees and are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Convenience translation into U.S. dollars with respect to our unaudited condensed consolidated interim financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares. All references to “IAS” are to the International Accounting Standards, to “IASB” are to the International Accounting Standards Board, to “IFRS” are to International Financial Reporting Standards as issued by the IASB, to “SIC” are to the Standing Interpretations Committee and to “IFRIC” are to the International Financial Reporting Interpretations Committee.

References to “U.S. FDA” are to the United States Food and Drug Administration, to “NDAs” are to New Drug Applications, and to “ANDAs” are to Abbreviated New Drug Applications.

References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we”, “us”, “our”, “DRL”, “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries, unless otherwise specified. Market share data is based on information provided by IMS Health Inc. and its affiliates (“IMS Health”), a provider of market research to the pharmaceutical industry, unless otherwise stated.

Except as otherwise stated in this report, all convenience translations from Indian rupees to U.S. dollars are at the certified foreign exchange rate of U.S.$1.00 = Rs.66.58, as published by Federal Reserve Board of Governors on September 30, 2016. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Information contained in our website, www.drreddys.com, is not part of this Quarterly Report and no portion of such information is incorporated herein.

Forward-Looking and Cautionary Statement

IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH AND/OR FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

ITEM 1. FINANCIAL STATEMENTS

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of

Particulars	Note	September 30, 2016	September 30, 2016	March 31, 2016

		Convenience translation into U.S.$ (See Note 2.(d))

ASSETS
Current assets
Cash and cash equivalents	5	U.S.$37	Rs.2,443	Rs.4,921
Other investments	6	284	18,936	35,034
Trade and other receivables		555	36,939	41,306
Inventories	7	428	28,516	25,578
Derivative financial instruments	9	2	110	175
Current tax assets		27	1,782	1,664
Other current assets		172	11,431	11,010

Total current assets		U.S.$1,504	Rs.100,157	Rs.119,688

Non-current assets
Property, plant and equipment	10	U.S.$842	Rs.56,052	Rs.53,961
Goodwill	11	58	3,832	3,848
Other intangible assets	12	705	46,934	20,796
Investment in equity accounted investees		22	1,488	1,309
Other investments – non-current	6	74	4,922	1,988
Deferred tax assets		89	5,954	4,997
Other non-current assets		16	1,076	1,063

Total non-current assets		U.S.$1,806	Rs.120,258	Rs.87,962

Total assets		U.S.$3,311	Rs.220,415	Rs.207,650

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables		U.S.$184	Rs.12,281	Rs.12,300
Derivative financial instruments	9	0	28	108
Current tax liabilities		32	2,151	2,581
Bank overdraft	5	2	137	-
Short-term borrowings	13	744	49,551	22,718
Long-term borrowings, current portion	13	2	115	110
Provisions		69	4,601	4,759
Other current liabilities		310	20,623	22,070

Total current liabilities		U.S.$1,344	Rs.89,487	Rs.64,646

Non-current liabilities
Long-term borrowings, excluding current portion	13	U.S.$160	Rs.10,677	Rs.10,685
Provisions – non-current		1	50	55
Deferred tax liabilities		18	1,168	767
Other non-current liabilities		57	3,769	3,161

Total non-current liabilities		U.S.$235	Rs.15,664	Rs.14,668

Total liabilities		U.S.$1,579	Rs.105,151	Rs.79,314

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(in millions, except share and per share data)

		As of

Particulars	Note	September 30, 2016	September 30, 2016	March 31, 2016

		Convenience translation into U.S.$ (See Note 2.(d))

Equity
Share capital	16	U.S.$12	Rs.829	Rs.853
Share premium		110	7,295	22,601
Share based payment reserve		13	859	1,100
Retained earnings		1,508	100,398	99,550
Other components of equity		88	5,883	4,232

Total equity		U.S.$1,731	Rs.115,264	Rs.128,336

Total liabilities and equity		U.S.$3,311	Rs.220,415	Rs.207,650

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(in millions, except share and per share data)

		Six months ended September 30,			Three months ended September 30,

Particulars	Note	2016	2016	2015	2016	2015

		Convenience translation into U.S.$ (See Note 2.(d))

Revenues		U.S.$1,024	Rs.68,202	Rs.77,467	Rs.35,857	Rs.39,889
Cost of revenues		449	29,927	30,052	15,760	15,421

Gross profit		575	38,275	47,415	20,097	24,468

Selling, general and administrative expenses		361	24,058	22,031	11,774	11,058
Research and development expenses		150	10,016	8,860	5,214	4,473
Other (income)/expense, net	14	(6)	(373)	(445)	(277)	(320)

Total operating expenses		506	33,701	30,446	16,711	15,211

Results from operating activities		69	4,574	16,969	3,386	9,257
Finance income		16	1,084	972	491	387
Finance expense		(4)	(274)	(972)	(126)	(603)

Finance (expense)/income, net	15	12	810	0	365	(216)
Share of profit of equity accounted investees, net of tax		2	158	106	84	57

Profit before tax		83	5,542	17,075	3,835	9,098
Tax expense	19	20	1,329	3,600	885	1,880

Profit for the period		63	4,213	13,475	2,950	7,218

Attributable to:
Equity holders of the Company		63	4,213	13,475	2,950	7,218
Non-controlling interest		-	-	-	-	-

Profit for the period		U.S.$63	Rs.4,213	Rs.13,475	Rs.2,950	Rs.7,218

Earnings per share:
Basic earnings per share of Rs.5/- each		U.S.$0.38	Rs.25.14	Rs.79.04	Rs.17.80	Rs.42.32
Diluted earnings per share of Rs.5/- each		U.S.$0.38	Rs.25.08	Rs.78.78	Rs.17.76	Rs.42.20

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

(in millions, except share and per share data)

	Six months ended September 30,			Three months ended September 30,

Particulars	2016	2016	2015	2016	2015

	Convenience translation into U.S.$ (See Note 2.(d))

Profit for the period	U.S.$63	Rs.4,213	Rs.13,475	Rs.2,950	Rs.7,218
Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:	-	-	-	-	-
Items that may be reclassified subsequently to profit or loss:
Changes in fair value of available for sale financial instruments	U.S.$27	Rs.1,768	Rs.162	Rs.1,703	Rs.(1,049)
Foreign currency translation adjustments	(8)	(510)	272	(241)	66
Effective portion of changes in fair value of cash flow hedges, net	13	869	390	512	230
Tax on items that may be reclassified subsequently to profit or loss	(7)	(476)	(210)	(461)	140

Total items that may be reclassified subsequently to profit or loss	U.S.$25	Rs.1,651	Rs.614	Rs.1,513	Rs.(613)

Other comprehensive income/(loss) for the period, net of tax	U.S.$25	Rs.1,651	Rs.614	Rs.1,513	Rs.(613)

Total comprehensive income for the period	U.S.$88	Rs.5,864	Rs.14,089	Rs.4,463	Rs.6,605

Attributable to:
Equity holders of the Company	88	5,864	14,089	4,463	6,605
Non-controlling interests	-	-	-	-	-

Total comprehensive income for the period	U.S.$88	Rs.5,864	Rs.14,089	Rs.4,463	Rs.6,605

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

Particulars	Number of shares	Share capital	Share premium	Fair value reserve	Share based payment reserve

Balance as of April 1, 2016 (A)	170,607,653	Rs.853	Rs.22,601	Rs.1,034	Rs.1,100
Total comprehensive income
Profit for the period	-	Rs.-	Rs.-	Rs.-	Rs.-
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.416	-	-	-	1,352	-
Foreign currency translation adjustments, net of tax expense of Rs.28	-	-	-	-	-
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.32	-	-	-	-	-

Total comprehensive income (B)	-	Rs.-	Rs.-	Rs.1,352	Rs.-

Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options	180,636	Rs.1	Rs.388	Rs.-	Rs.(388)
Buyback of equity shares(1)	(5,077,504)	(25)	(15,669)	-	-
Share based payment expense	-	-	-	-	147
Dividend paid (including corporate dividend tax)	-	-	-	-	-
Transfer to capital redemption reserve	-	-	(25)	-	-

Total contributions and distributions	(4,896,868)	Rs.(24)	Rs.(15,306)	Rs.-	Rs.(241)

Changes in ownership interests	-	Rs.-	Rs.-	Rs.-	Rs.-

Total transactions with owners of the Company (C)	(4,896,868)	Rs.(24)	Rs.(15,306)	Rs.-	Rs.(241)

Balance as of September 30, 2016 [(A)+(B)+(C)]	165,710,785	Rs.829	Rs.7,295	Rs.2,386	Rs.859

Convenience translation into U.S.$ (See Note 2.(d))		U.S.$12	U.S.$110	U.S.$36	U.S.$13

Balance as of April 1, 2015 (D)	170,381,174	Rs.852	Rs.22,178	Rs.1,141	Rs.1,081
Total comprehensive income
Profit for the period	-	Rs.-	Rs.-	Rs.-	Rs.-
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.97	-	-	-	65	-
Foreign currency translation adjustments, net of tax expense of Rs.48	-	-	-	-	-
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.65	-	-	-	-	-

Total comprehensive income (E)	-	Rs.-	Rs.-	Rs.65	Rs.-

Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options	207,341	Rs.1	Rs.387	Rs.-	Rs.(387)
Share based payment expense	-	-	-	-	213
Dividend paid (including corporate dividend tax)	-	-	-	-	-

Total contributions and distributions	207,341	Rs.1	Rs.387	Rs.-	Rs.(174)

Changes in ownership interests	-	Rs.-	Rs.-	Rs.-	Rs.-

Total transactions with owners of the Company (F)	207,341	Rs.1	Rs.387	Rs.-	Rs.(174)

Balance as of September 30, 2015 [(D)+(E)+(F)]	170,588,515	Rs.853	Rs.22,565	Rs.1,206	Rs.907

[Continued on next page]

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(in millions, except share and per share data)

[Continued from above table, first column repeated]

Particulars	Foreign currency translation reserve	Hedging reserve	Retained earnings	Actuarial gains / (losses)	Total

Balance as of April 1, 2016 (A)	Rs.4,424	Rs.(822)	Rs.99,550	Rs.(404)	Rs.128,336
Total comprehensive income
Profit for the period	Rs.-	Rs.-	Rs.4,213	Rs.-	Rs.4,213
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.416	-	-	-	-	1,352
Foreign currency translation adjustments, net of tax expense of Rs.28	(538)	-	-	-	(538)
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.32	-	837	-	-	837

Total comprehensive income (B)	Rs.(538)	Rs.837	Rs.4,213	Rs.-	Rs.5,864

Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options	Rs.-	Rs.-	Rs.-	Rs.-	Rs.1
Buyback of equity shares(1)	-	-	-	-	(15,694)
Share based payment expense	-	-	-	-	147
Dividend paid (including corporate dividend tax)	-	-	(3,390)	-	(3,390)
Transfer to capital redemption reserve	-	-	25	-	-

Total contributions and distributions	Rs.-	Rs.-	Rs.(3,365)	Rs.-	Rs.(18,936)

Changes in ownership interests	Rs.-	Rs.-	Rs.-	Rs.-	Rs.-

Total transactions with owners of the Company (C)	Rs.-	Rs.-	Rs.(3,365)	Rs.-	Rs.(18,936)

Balance as of September 30, 2016 [(A)+(B)+(C)]	Rs.3,886	Rs.15	Rs.100,398	Rs.(404)	Rs.115,264

Convenience translation into U.S.$ (See Note 2.(d))	U.S.$58	U.S.$0	U.S.$1,508	U.S.$(6)	U.S.$1,731

Balance as of April 1, 2015 (D)	Rs.4,455	Rs.(1,765)	Rs.83,643	Rs.(283)	Rs.111,302
Total comprehensive income
Profit for the period	Rs.-	Rs.-	Rs.13,475	Rs.-	Rs.13,475
Net change in fair value of available for sale financial instruments, net of tax expense of Rs.97	-	-	-	-	65
Foreign currency translation adjustments, net of tax expense of Rs.48	224	-	-	-	224
Effective portion of changes in fair value of cash flow hedges, net of tax expense of Rs.65	-	325	-	-	325

Total comprehensive income (E)	Rs.224	Rs.325	Rs.13,475	Rs.-	Rs.14,089

Transactions with owners of the Company
Contributions and distributions
Issue of equity shares on exercise of options	Rs.-	Rs.-	Rs.-	Rs.-	Rs.1
Share based payment expense	-	-	-	-	213
Dividend paid (including corporate dividend tax)	-	-	(4,106)	-	(4,106)

Total contributions and distributions	Rs.-	Rs.-	Rs.(4,106)	Rs.-	Rs.(3,892)

Changes in ownership interests	Rs.-	Rs.-	Rs.-	Rs.-	Rs.-

Total transactions with owners of the Company (F)	Rs.-	Rs.-	Rs.(4,106)	Rs.-	Rs.(3,892)

Balance as of September 30, 2015 [(D)+(E)+(F)]	Rs.4,679	Rs.(1,440)	Rs.93,012	Rs.(283)	Rs.121,499

(1)	Refer to Note 16 of these unaudited condensed consolidated interim financial statements.

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(in millions, except share and per share data)

		For the six months ended September 30,
	Note	2016	2016	2015
Particulars		Convenience translation into U.S.$ (See Note 2.(d))

Cash flows from/(used in) operating activities:
Profit for the period		U.S.$63	Rs.4,213	Rs.13,475
Adjustments for:
Income tax expense		20	1,329	3,600
Dividend and profit on sale of investments		(10)	(663)	(334)
Depreciation and amortization		83	5,528	4,733
Impairment on other intangible assets		1	67	-
Inventory write-downs		22	1,481	1,002
Allowance for doubtful trade and other receivables		1	73	109
Loss/(profit) on sale of property, plant and equipment and other intangible assets, net		0	6	22
Allowance for sales returns		18	1,173	1,400
Share of profit of equity accounted investees		(2)	(158)	(106)
Exchange (gain)/loss, net		3	226	917
Interest (income)/expense, net		(1)	(74)	(141)
Share based payment expense		2	159	232
Changes in operating assets and liabilities:
Trade and other receivables		73	4,852	(509)
Inventories		(69)	(4,561)	(2,365)
Trade and other payables		8	546	1,561
Other assets and other liabilities		(54)	(3,587)	(1,544)

Cash generated from operations		U.S.$159	Rs.10,610	Rs.22,052
Income tax paid		(43)	(2,847)	(2,060)

Net cash from operating activities		U.S.$117	Rs.7,763	Rs.19,992

Cash flows from/(used in) investing activities:
Expenditure on property, plant and equipment		U.S.$(95)	Rs.(6,355)	Rs.(5,571)
Proceeds from sale of property, plant and equipment		0	27	26
Expenditure on other intangible assets		(423)	(28,179)	(907)
Investment in equity accounted investees		(1)	(86)	-
Purchase of other investments		(420)	(27,989)	(25,911)
Proceeds from sale of other investments		673	44,838	33,773
Cash paid for acquisition of business, net of cash acquired	4	-	-	(7,936)
Interest and dividend received		7	452	276

Net cash used in investing activities		U.S.$(260)	Rs.(17,292)	Rs.(6,250)

Cash flows from/(used in) financing activities:
Proceeds from issuance of equity shares		U.S.$0	Rs.1	Rs.1
Buyback of equity shares	16	(236)	(15,694)	-
Proceeds from/(repayment of) of short term borrowings, net		401	26,677	3,732
Repayment of long term borrowings		(1)	(55)	(11,663)
Dividend paid (including corporate dividend tax)		(51)	(3,390)	(4,106)
Interest paid		(5)	(315)	(544)

Net cash used in financing activities		U.S.$108	Rs.7,224	Rs.(12,580)

Net increase in cash and cash equivalents		(35)	(2,305)	1,162
Effect of exchange rate changes on cash and cash equivalents		(5)	(310)	125
Cash and cash equivalents at the beginning of the period	5	74	4,921	5,394

Cash and cash equivalents at the end of the period	5	U.S.$35	Rs.2,306	Rs.6,681

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

1. Reporting entity

Dr. Reddy’s Laboratories Limited (the “parent company”), together with its subsidiaries (collectively, the “Company”), is a leading India-based pharmaceutical company headquartered in Hyderabad, Telangana, India. Through its three businesses - Global Generics, Pharmaceutical Services and Active Ingredients, and Proprietary Products – the Company offers a portfolio of products and services, including Active Pharmaceutical Ingredients (“APIs”), Custom Pharmaceutical Services (“CPS”), generics, biosimilars, differentiated formulations and New Chemical Entities (“NCEs”). The Company’s principal research and development facilities are located in Telangana, India, Cambridge, United Kingdom and Leiden, the Netherlands; its principal manufacturing facilities are located in Telangana, India, Andhra Pradesh, India, Himachal Pradesh, India, Cuernavaca-Cuautla, Mexico, Mirfield, United Kingdom, Louisiana, United States, and Tennessee, United States; and its principal markets are in India, Russia, the United States, the United Kingdom, Venezuela and Germany. The Company’s shares trade on the Bombay Stock Exchange and the National Stock Exchange in India and also on the New York Stock Exchange in the United States.

2. Basis of preparation of financial statements

a) Statement of compliance

These unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for a complete set of annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s Annual Report on Form 20-F for the fiscal year ended March 31, 2016. These unaudited condensed consolidated interim financial statements were authorized for issuance by the Company’s Board of Directors on November 10, 2016.

b) Significant accounting policies

The accounting policies applied by the Company in these unaudited condensed consolidated interim financial statements are the same as those applied by the Company in its audited consolidated financial statements as at and for the year ended March 31, 2016 contained in the Company’s Annual Report on Form 20-F.

c) Functional and presentation currency

These unaudited condensed consolidated interim financial statements are presented in Indian rupees, which is the functional currency of the parent company. All financial information presented in Indian rupees has been rounded to the nearest million.

In respect of certain non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions, the functional currency has been determined to be the functional currency of the parent company (i.e., the Indian rupee). The operations of these entities are largely restricted to importing of finished goods from the parent company in India, sales of these products in the foreign country and making of import payments to the parent company. The cash flows realized from sales of goods are available for making import payments to the parent company and cash is paid to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent company. The financing of these subsidiaries is done directly or indirectly by the parent company. In respect of subsidiaries whose operations are self-contained and integrated within their respective countries/regions, the functional currency has been generally determined to be the local currency of those countries/regions unless use of a different currency is considered appropriate.

d) Convenience translation

These unaudited condensed consolidated interim financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, these unaudited condensed consolidated interim financial statements as of and for the six months ended September 30, 2016 have been translated into U.S. dollars at the certified foreign exchange rate of U.S.$1.00 = Rs.66.58, as published by the Federal Reserve Board of Governors on September 30, 2016. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate. Such convenience translation is not subject to review by the Company’s independent auditors.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

2. Basis of preparation of financial statements (continued)

e) Use of estimates and judgments

The preparation of unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these unaudited condensed consolidated interim financial statements, excepting the change as mentioned below, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements as at and for the year ended March 31, 2016.

Change in the functional currency of a foreign operation:

Until July 31, 2016, the functional currency of Dr. Reddy’s Laboratories, SA, one of the Company’s subsidiaries in Switzerland (the “Swiss Subsidiary”), was determined to be the Indian rupee. During the three months ended September 30, 2016, the Swiss Subsidiary borrowed U.S.$350 from certain institutional lenders to acquire eight ANDAs in the United States (refer to Note 32 of these unaudited condensed consolidated interim financial statements for further details). The Company believes that the aforesaid transactions have significant impact on the primary economic environment of the Swiss Subsidiary and, accordingly, the Swiss Subsidiary’s operating, investing and financing activities will have a greater reliance on the United States dollar.

Accordingly, effective August 1, 2016, the functional currency of the Swiss Subsidiary was changed to the United States dollar. The change in functional currency of the Swiss subsidiary was applied prospectively from date of change in accordance with IAS 21, “The Effect of Changes in Foreign Exchange Rate”.

f) Recent accounting pronouncements

Standards issued but not yet effective and not early adopted by the Company

IFRS 9- Financial instruments

In July 2014, the IASB issued the final version of IFRS 9, “Financial instruments”. IFRS 9 significantly differs from IAS 39, “Financial Instruments: Recognition and Measurement”, and includes a logical model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company believes that the new Standard will materially impact the classification and measurement of the Company’s financial instruments, documentation relating to hedging financial exposures and recognition of certain fair value changes.

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, “Revenue from Contracts with Customers”. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also will result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

The new revenue recognition standard was issued with an effective date of January 1, 2017. However, in April 2015, the IASB voted to defer the effective date of the new revenue recognition standard to January 1, 2018. Early application of the new standard is permitted. The Company is in the process of evaluating the impact of the new standard on its consolidated financial statements.

IFRS 16, Leases

In January 2016, the IASB issued a new standard, IFRS 16, “Leases”. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, “Leases”, and related interpretations and is effective for periods beginning on or after January 1, 2019. Earlier adoption of IFRS 16 is permitted if IFRS 15, “Revenue from Contracts with Customers”, has also been applied. The Company is currently in the process of evaluating the impact of this new accounting standard on its consolidated financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3.   Segment reporting

The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by operating segments. The CODM reviews revenue and gross profit as the performance indicator for all of the operating segments, and does not review the total assets and liabilities of an operating segment.

The Company’s reportable operating segments are as follows:

•	Global Generics;
•	Pharmaceutical Services and Active Ingredients (“PSAI”); and
•	Proprietary Products.

Global Generics. This segment consists of the Company’s business of manufacturing and marketing prescription and over-the-counter finished pharmaceutical products ready for consumption by the patient, marketed under a brand name (branded formulations) or as generic finished dosages with therapeutic equivalence to branded formulations (generics). This segment includes the operations of the Company’s biologics business.

Pharmaceutical Services and Active Ingredients. This segment consists of the Company’s business of manufacturing and marketing active pharmaceutical ingredients and intermediates, also known as “API” or bulk drugs, which are the principal ingredients for finished pharmaceutical products. Active pharmaceutical ingredients and intermediates become finished pharmaceutical products when the dosages are fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. This segment also includes the Company’s contract research services business and the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the specific customer requirements.

Proprietary Products. This segment consists of the Company’s business that focuses on the research, development, and manufacture of differentiated formulations and new chemical entities (“NCEs”). These novel products fall within the dermatology and neurology therapeutic areas and are marketed and sold through Promius™ Pharma, LLC.

Others. This includes the operations of the Company’s wholly-owned subsidiary, Aurigene Discovery Technologies Limited, a discovery stage biotechnology company developing novel and best-in-class therapies in the fields of oncology and inflammation and which works with established pharmaceutical and biotechnology companies in early-stage collaborations, bringing drug candidates from hit generation to pre-clinical development.

The measurement of each segment’s revenues, expenses and assets is consistent with the accounting policies that are used in preparation of the Company’s consolidated financial statements.

Information about segments:	For the six months ended September 30, 2016
Segments	Global Generics	PSAI	Proprietary Products	Others	Total

Revenues (1)	Rs.55,633	Rs.10,477	Rs.1,208	Rs.884	Rs.68,202

Gross profit	Rs.34,406	Rs.2,402	Rs.1,032	Rs.435	Rs.38,275
Selling, general and administrative expenses					24,058
Research and development expenses					10,016
Other (income)/expense, net					(373)

Results from operating activities					Rs.4,574
Finance (expense)/income, net					810
Share of profit of equity accounted investees, net of tax					158

Profit before tax					Rs.5,542
Tax expense					1,329

Profit for the period					Rs.4,213

(1)	Segment revenue for the six months ended September 30, 2016 does not include inter-segment revenues from the PSAI segment to the Global Generics segment, which is accounted for at a cost of Rs.3,216.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Segment reporting (continued)

Information about segments:	For the six months ended September 30, 2015
Segments	Global Generics	PSAI	Proprietary Products	Others	Total

Revenues (1)	Rs.63,729	Rs.11,532	Rs.1,360	Rs.846	Rs.77,467

Gross profit	Rs.42,975	Rs.2,858	Rs.1,138	Rs.444	Rs.47,415
Selling, general and administrative expenses					22,031
Research and development expenses					8,860
Other (income)/expense, net					(445)

Results from operating activities					Rs.16,969
Finance (expense)/income, net					0
Share of profit of equity accounted investees, net of tax					106

Profit before tax					Rs.17,075
Tax expense					3,600

Profit for the period					Rs.13,475

(1)	Segment revenue for the six months ended September 30, 2015 does not include inter-segment revenues from the PSAI segment to the Global Generics segment, which is accounted for at a cost of Rs.2,702.

Information about segments:	For the three months ended September 30, 2016
Segments	Global Generics	PSAI	Proprietary Products	Others	Total

Revenues (1)	Rs.28,995	Rs.5,784	Rs.588	Rs.490	Rs.35,857

Gross profit	Rs.18,067	Rs.1,271	Rs.507	Rs.252	Rs.20,097
Selling, general and administrative expenses					11,774
Research and development expenses					5,214
Other (income)/expense, net					(277)

Results from operating activities					Rs.3,386
Finance (expense)/income, net					365
Share of profit of equity accounted investees, net of tax					84

Profit before tax					Rs.3,835
Tax expense					885

Profit for the period					Rs.2,950

(1)

Segment revenue for the three months ended September 30, 2016 does not include inter-segment revenues from the PSAI segment to the Global Generics segment, which is accounted for at a cost of Rs.1,654.

Information about segments:	For the three months ended September 30, 2015
Segments	Global Generics	PSAI	Proprietary Products	Others	Total

Revenues (1)	Rs.32,768	Rs.5,918	Rs.663	Rs.540	Rs.39,889

Gross profit	Rs.22,058	Rs.1,526	Rs.561	Rs.323	Rs.24,468
Selling, general and administrative expenses					11,058
Research and development expenses					4,473
Other (income)/expense, net					(320)

Results from operating activities					Rs.9,257
Finance (expense)/income, net					(216)
Share of profit of equity accounted investees, net of tax					57

Profit before tax					Rs.9,098
Tax expense					1,880

Profit for the period					Rs.7,218

(1)

Segment revenue for the three months ended September 30, 2015 does not include inter-segment revenues from the PSAI segment to the Global Generics segment, which is accounted for at a cost of Rs.1,498.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

3. Segment reporting (continued)

Analysis of revenue by geography:

The following table shows the distribution of the Company’s revenues by country, based on the location of the customers:

	For the six months ended September 30,		For the three months ended September 30,

Country	2016	2015	2016	2015

India	Rs.12,443	Rs.11,532	Rs.6,844	Rs.6,188
United States	34,698	39,616	17,876	19,792
Russia	5,025	5,237	2,689	2,934
Others	16,036	21,082	8,448	10,975

	Rs.68,202	Rs.77,467	Rs.35,857	Rs.39,889

4. Acquisition of select products portfolio of UCB

On April 1, 2015, the Company entered into a definitive agreement with UCB India Private Limited and other UCB group companies (together referred to as “UCB”) to acquire a select portfolio of established products business in the territories of India, Nepal, Sri Lanka and Maldives. The transaction included approximately 350 employees engaged in operations of the acquired India business. The acquisition is expected to strengthen the Company’s presence in the areas of dermatology, respiratory and pediatric products.

The total purchase consideration was Rs.8,000, payable in cash. The acquisition was closed on June 16, 2015. The Company has accounted for the transaction under IFRS 3, “Business Combinations,” and allocated the aggregate purchase consideration as follows:

Particulars	Amount

Total consideration	Rs.8,000
Identifiable assets acquired
Property, plant and equipment	6
Other intangible assets:
Product related intangibles	6,734
Marketing rights	743
Current assets, net of current liabilities assumed	194

Total identifiable net assets	Rs.7,677
Goodwill	Rs.323

The total goodwill of Rs.323 is attributable primarily to the acquired employee workforce, intangible assets that do not qualify for separate recognition and the expected synergies. The entire amount of goodwill is deductible for tax purposes.

Acquisition related costs of Rs.9 were excluded from the consideration transferred and were recognized as expense under “Selling, general and administrative expenses” in the consolidated income statement for the year ended March 31, 2016.

Current assets, net of current liabilities assumed, include trade receivables of Rs.118 which were expected to be fully recoverable.

Out of the total purchase consideration of Rs.8,000, the Company has paid Rs.7,936 to UCB as of September 30, 2016.

The amount of revenue included in the unaudited condensed consolidated interim income statement pertaining to the business acquired from UCB was Rs.472 and Rs.832 for the three months and six months ended September 30, 2016 respectively (as compared to Rs.391 and Rs.451 for the three months and six months ended September 30, 2015, respectively).

No pro-forma information is disclosed in these unaudited condensed consolidated interim financial statements, as the impact of this acquisition on these unaudited condensed consolidated interim financial statements is immaterial.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

5. Cash and cash equivalents

Cash and cash equivalents consist of the following:

	As of

	September 30, 2016	March 31, 2016

Cash balances	Rs.2	Rs.2
Balances with banks	1,119	1,642
Term deposits with banks (original maturities up to 3 months)	1,322	3,277

Cash and cash equivalents in the statement of financial position	Rs.2,443	Rs.4,921
Bank overdrafts used for cash management purposes	(137)	-

Cash and cash equivalents in the statement of cash flow	Rs.2,306	Rs.4,921

Cash and cash equivalents included restricted cash of Rs.238 and Rs.257, respectively, as of September 30, 2016 and March 31, 2016, which consisted of:

•	Rs.69 as of September 30, 2016 and Rs.62 as of March 31, 2016, representing amounts in the Company’s unclaimed dividend and debenture interest accounts;

•

Rs.50 as of September 30, 2016 and Rs.124 as of March 31, 2016, representing cash and cash equivalents of the Company’s subsidiary in Venezuela, which are subject to foreign exchange controls (refer to Note 29 of these unaudited condensed consolidated interim financial statements for further details);

•

Rs.50 as of September 30, 2016 and Rs.0 as of March 31, 2016, representing a portion of the purchase consideration, deposited in an escrow account, pursuant to an acquisition of an intangible asset; and

•	Rs.69 as of September 30, 2016 and Rs.71 as of March 31, 2016, representing other restricted cash amounts.

6. Other investments

Other investments consist of investments in units of mutual funds, equity securities and term deposits (i.e., certificates of deposit having an original maturity period exceeding 3 months) with banks. The details of such investments as of September 30, 2016 are as follows:

	Cost	Gain recognized directly in equity	Fair value
Investment in units of mutual funds	Rs.12,831	Rs.1,318	Rs.14,149
Investment in equity securities(1)	2,703	1,965	4,668
Term deposits with banks	5,041	-	5,041
	Rs.20,575	Rs.3,283	Rs.23,858
Current portion
Investment in units of mutual funds	Rs.12,618	Rs.1,281	Rs.13,899
Term deposits with banks	5,037	-	5,037
	Rs.17,655	Rs.1,281	Rs.18,936
Non-current portion
Investment in units of mutual funds	Rs.213	Rs.37	Rs.250
Investment in equity securities(1)	2,703	1,965	4,668
Term deposits with banks	4	-	4
	Rs.2,920	Rs.2,002	Rs.4,922

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

6. Other investments

As of March 31, 2016, the details of such investments are as follows:

	Cost	Gain recognized directly in equity	Fair value
Investment in units of mutual funds	Rs.21,335	Rs.1,223	Rs.22,558
Investment in equity securities(1)	1,458	293	1,751
Term deposits with banks	12,713	-	12,713
	Rs.35,506	Rs.1,516	Rs.37,022
Current portion
Investment in units of mutual funds	Rs.21,122	Rs.1,199	Rs.22,321
Term deposits with banks	12,713	-	12,713
	Rs.33,835	Rs.1,199	Rs.35,034
Non-current portion
Investment in units of mutual funds	Rs.213	Rs.24	Rs.237
Investment in equity securities(1)	1,458	293	1,751
	Rs.1,671	Rs.317	Rs.1,988

(1)	Primarily represents the shares of Curis, Inc. Refer to Note 23 of these unaudited condensed consolidated interim financial statements for further details.

7. Inventories

Inventories consist of the following:

	As of
	September 30, 2016	March 31, 2016
Raw materials	Rs.6,241	Rs.5,769
Packing materials, stores and spares	2,341	2,057
Work-in-progress	7,153	7,049
Finished goods	12,781	10,703
	Rs.28,516	Rs.25,578

The above table includes inventories of Rs.675 and Rs.730 which were carried at fair value less cost to sell as at September 30, 2016 and March 31, 2016, respectively.

For the three months and six months ended September 30, 2016, the Company recorded inventory write-downs of Rs.818 and Rs.1,481, respectively (as compared to Rs.513 and Rs.1,002 for the three months and six months ended September 30, 2015, respectively). These adjustments were included in cost of revenues.

Cost of revenues for the three months and six months ended September 30, 2016 includes raw materials, consumables and changes in finished goods and work in progress recognized in the income statement of Rs.7,509 and Rs.14,110, respectively (as compared to Rs.8,128 and Rs.16,033 for the three months and six months ended September 30, 2015, respectively). Cost of revenues for the three months and six months ended September 30, 2016 includes other expenditures recognized in the income statement of Rs.8,251 and Rs.15,817, respectively (as compared to Rs.7,293 and Rs.14,019 for the three months and six months ended September 30, 2015, respectively).

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

8.	Hedges of foreign currency risks

The Company is exposed to exchange rate risk that arises from its foreign exchange revenues and expenses, primarily in U.S. dollars, U.K. pounds sterling, Russian roubles and Euros, and foreign currency debt in U.S. dollars, Russian roubles and Euros.

The Company uses forward contracts, option contracts and currency swap contracts (collectively, “derivatives”) to mitigate its risk of changes in foreign currency exchange rates. The Company also uses non-derivative financial instruments as part of its foreign currency exposure risk mitigation strategy.

In respect of all of its foreign exchange derivative contracts, the Company has recorded, as part of finance costs, a net gain of Rs.93 and a net loss of Rs.4 for the three months and six months ended September 30, 2016, respectively (as compared to a net loss of Rs.416 and Rs.666 for the three months and six months ended September 30, 2015, respectively).

Hedges of highly probable forecasted transactions

The Company classifies its derivative contracts that hedge foreign exchange risk associated with its highly probable forecasted transactions as cash flow hedges and measures them at fair value. The effective portion of such cash flow hedges is recorded as a component of equity within the Company’s “hedging reserve”, and re-classified in the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions. The ineffective portion of such cash flow hedges is immediately recorded in the income statement as a finance cost.

The Company also designates certain non-derivative financial liabilities, such as foreign currency borrowings from banks, as hedging instruments for the hedge of foreign exchange risk associated with highly probable forecasted transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded as a component of equity within the Company’s “hedging reserve”, and re-classified in the income statement as revenue in the period corresponding to the occurrence of the forecasted transactions.

In respect of the aforesaid hedges of highly probable forecasted transactions, the Company recorded, as a component of equity, a net gain of Rs.512 and Rs.869 for the three months and six months ended September 30, 2016, respectively (as compared to Rs.230 and Rs.390 for the three months and six months ended September 30, 2015, respectively). The Company also recorded, as a component of revenue, a net loss of Rs.345 and Rs.792 for the three months and six months ended September 30, 2016, respectively (as compared to Rs.269 and Rs.560 for the three months and six months ended September 30, 2015, respectively).

The net carrying amount of the Company’s “hedging reserve” as a component of equity before adjusting for tax impact was a gain of Rs.31 as at September 30, 2016, as compared to a loss of Rs.839 as at March 31, 2016.

Hedges of recognized assets and liabilities

Changes in the fair value of forward contracts and option contracts that economically hedge monetary assets and liabilities in foreign currencies, and for which no hedge accounting is applied, are recognized in the income statement. The changes in fair value of these forward contracts and option contracts, as well as the foreign exchange gains and losses relating to the monetary items, are recognized as part of “net finance costs”.

9.	Financial instruments

Non-derivative financial instruments

Non-derivative financial instruments consist of investments in mutual funds, equity and debt securities, trade receivables, certain other assets, cash and cash equivalents, loans and borrowings, trade payables and certain other liabilities.

Derivative financial instruments

The Company uses forward contracts, futures contracts, swaps and option contracts (collectively, “derivative contracts”) to mitigate its risk of changes in foreign currency exchange rates. The Company uses interest rate swaps (including cross currency interest rate swaps) to mitigate the risk of changes in interest rates.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

9.	Financial instruments (continued)

Financial instruments by category

The carrying value and fair value of financial instruments by each category as at September 30, 2016 were as follows:

	Note	Loans and receivables	Available for sale	Other financial liabilities	Derivative financial instruments	Total carrying value	Total fair value
Assets:
Cash and cash equivalents	5	Rs.2,443	Rs.-	Rs.-	Rs.-	Rs.2,443	Rs.2,443
Other investments	6	5,041	18,817	-	-	23,858	23,858
Trade and other receivables		36,939	-	-	-	36,939	36,939
Derivative financial instruments		-	-	-	110	110	110
Other assets(1)		2,253	-	-	-	2,253	2,253
Total		Rs.46,676	Rs.18,817	Rs.-	Rs.110	Rs.65,603	Rs.65,603
Liabilities:
Trade and other payables		Rs.-	Rs.-	Rs.12,281	Rs.-	Rs.12,281	Rs.12,281
Derivative financial instruments		-	-	-	28	28	28
Long-term borrowings	13	-	-	10,792	-	10,792	10,792
Short-term borrowings	13	-	-	49,551	-	49,551	49,551
Bank overdraft	5	-	-	137		137	137
Other liabilities and provisions(2)		-	-	22,426	-	22,426	22,426
Total		Rs.-	Rs.-	Rs.95,187	Rs.28	Rs.95,215	Rs.95,215

The carrying value and fair value of financial instruments by each category as at March 31, 2016 were as follows:

	Note	Loans and receivables	Available for sale	Other financial liabilities	Derivative financial instruments	Total carrying value	Total fair value
Assets:
Cash and cash equivalents	5	Rs.4,921	Rs.-	Rs.-	Rs.-	Rs.4,921	Rs.4,921
Other investments	6	12,713	24,309	-	-	37,022	37,022
Trade and other receivables		41,306	-	-	-	41,306	41,306
Derivative financial instruments		-	-	-	175	175	175
Other assets(1)		2,270	-	-	-	2,270	2,270
Total		Rs.61,210	Rs.24,309	Rs.-	Rs.175	Rs.85,694	Rs.85,694
Liabilities:
Trade and other payables		Rs.-	Rs.-	Rs.12,300	Rs.-	Rs.12,300	Rs.12,300
Derivative financial instruments		-	-	-	108	108	108
Long-term borrowings	13	-	-	10,795	-	10,795	10,795
Short-term borrowings	13	-	-	22,718	-	22,718	22,718
Other liabilities and provisions(2)		-	-	25,387	-	25,387	25,387
Total		Rs.-	Rs.-	Rs.71,200	Rs.108	Rs.71,308	Rs.71,308

(1)

Other assets that are not financial assets (such as receivables from statutory authorities, export benefit receivables, prepaid expenses, advances paid and certain other assets) of Rs.12,036 and Rs.11,467 as of September 30, 2016 and March 31, 2016, respectively, are not included.

(2)

Other liabilities that are not financial liabilities (such as statutory dues payable, deferred revenue, advances from customers and certain other accruals) of Rs.8,768 and Rs.7,239 as of September 30, 2016 and March 31, 2016, respectively, are not included.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

9.   Financial instruments (continued)

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of September 30, 2016:

Particulars	Level 1	Level 2	Level 3	Total
Available for sale - Financial asset - Investments in units of mutual funds	Rs.14,149	Rs.-	Rs.-	Rs.14,149
Available for sale - Financial asset - Investment in equity securities	4,668	-	-	4,668
Derivative financial instruments - gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)	-	82	-	82

The following table presents the fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2016:

Particulars	Level 1	Level 2	Level 3	Total
Available for sale - Financial asset - Investments in units of mutual funds	Rs.22,558	Rs.-	Rs.-	Rs.22,558
Available for sale - Financial asset - Investment in equity securities	1,751	-	-	1,751
Derivative financial instruments - gain/(loss) on outstanding foreign exchange forward, option and swap contracts and interest rate swap contracts(1)	-	67	-	67

(1) The Company enters into derivative financial instruments with various counterparties, principally financial institutions and banks. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward option and swap contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black-Scholes-Merton models (for option valuation), using present value calculations.

The models incorporate various inputs, including foreign exchange spot and forward rates, interest rate curves and forward rate curves. As at September 30, 2016 and March 31, 2016, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

10. Property, plant and equipment

Acquisitions and disposals

During the six months ended September 30, 2016, the Company acquired assets at an aggregate cost of Rs.5,956 (as compared to a cost of Rs.5,845 and Rs.12,519 for the six months ended September 30, 2015 and the year ended March 31, 2016, respectively).

Assets with a net book value of Rs.33 were disposed of during the six months ended September 30, 2016 (as compared to Rs.48 and Rs.95 for the six months ended September 30, 2015 and the year ended March 31, 2016, respectively), resulting in a net loss on disposal of Rs.6 for the six months ended September 30, 2016 (as compared to net loss of Rs.22 and Rs.112 for the six months ended September 30, 2015 and the year ended March 31, 2016, respectively).

Depreciation expense for the three months and six months ended September 30, 2016 was Rs.1,897 and Rs.3,657, respectively (as compared to Rs.1,606 and Rs.3,125 for the three months and six months ended September 30, 2015, respectively).

Capital commitments

As of September 30, 2016 and March 31, 2016, the Company was committed to spend approximately Rs.5,756 and Rs.5,065, respectively, under agreements to purchase property, plant and equipment. This amount is net of capital advances paid in respect of such purchases.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

11. Goodwill

Goodwill arising upon business acquisitions is not amortized but tested for impairment at least annually or more frequently if there is any indication that the cash generating unit to which goodwill is allocated is impaired.

The following table presents the changes in goodwill for the six months ended September 30, 2016 and the year ended March 31, 2016:

	As of
	September 30, 2016	March 31, 2016
Opening balance, gross(1)	Rs.20,122	Rs.19,654
Goodwill arising on business combinations during the period(2)	—	323
Effect of translation adjustments during the period	(16)	145
Impairment loss(3)	(16,274)	(16,274)
Closing balance(1)	Rs.3,832	Rs.3,848

(1)	This does not include goodwill arising upon investment in an associate of Rs.181, which is included in the carrying value of the investment in the equity accounted investee.

(2)

Rs.323 represents goodwill arising from the acquisition of a select portfolio of established products business from UCB during the three months ended June 30, 2015. Refer to Note 4 of these unaudited condensed consolidated interim financial statements for further details.

(3)

The impairment loss of Rs.16,274 includes Rs.16,003 pertaining to the Company’s German subsidiary, betapharm Arzneimittel GmbH, which is part of the Company’s Global Generics segment. This impairment loss was recorded for the years ended March 31, 2009 and 2010.

12. Other intangible assets

During the three months and six months ended September 30, 2016, the Company acquired intangible assets at an aggregate cost of Rs.23,757 and Rs.28,312, respectively (as compared to a cost of Rs.675 and Rs.8,388 for the three months and six months ended September 30, 2015, respectively and Rs.10,785 for the year ended March 31, 2016), including assets acquired through business combinations of Rs.0 for the three months and six months ended September 30, 2016 (as compared to a cost of Rs.0 and Rs.7,477 for the three months and six months ended September 30, 2015, respectively, and Rs,7,477 for the year ended March 31, 2016).

Additions to intangible assets during the six months ended September 30, 2016 include:

•

Rs.23,366 (U.S.$350), representing the consideration paid to Teva Pharmaceutical Industries Limited to acquire eight Abbreviated New Drug Applications (“ANDAs”) in the United States forming part of Company’s Global Generics segment (refer to Note 32 of these unaudited condensed consolidated interim financial statements for further details);

•

Rs.3,159 (U.S.$47.5), representing the consideration for the acquisition from XenoPort, Inc. of exclusive U.S. rights for the development and commercialization of a clinical stage oral new chemical entity which forms a part of the Company’s Proprietary Products segment (refer to Note 30 of these unaudited condensed consolidated interim financial statements for further details); and

•

Rs.1,148 (U.S.$17), representing the consideration for the purchase of over-the-counter (“OTC”) brands from Ducere Pharma LLC, which form a part of the Company’s Global Generics segment (refer to Note 31 of these unaudited condensed consolidated interim financial statements for further details).

Intangible assets acquired through business combination for the six months ended September 30, 2015 and year ended March 31, 2016 represents assets related to the acquisition from UCB of a select portfolio of established products business. Refer to Note 4 of these unaudited condensed consolidated interim financial statements for further details.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

12. Other intangible assets (continued)

Amortization of other intangible assets:

	For the six months ended September 30,		For the three months ended September 30,
	2016	2015	2016	2015
Selling, general and administrative expenses	Rs.1,619	Rs.1,559	Rs.815	Rs.838
Research and development expenses	101	49	59	22
Cost of revenues	151	-	76	-
	Rs.1,871	Rs.1,608	Rs.950	Rs.860

13. Borrowings

Short term borrowings

The Company had net short term borrowings of Rs.49,551 as of September 30, 2016, as compared to Rs.22,718 as of March 31, 2016. The borrowings primarily consist of “packing credit” loans drawn by the parent company and other unsecured loans drawn by Dr. Reddy’s Laboratories SA (one of the Company’s subsidiaries in Switzerland) (the “Swiss Subsidiary”) and OOO Dr. Reddy’s Laboratories Limited (one of the Company’s subsidiaries in Russia).

Short term borrowings consist of the following:

As at

	September 30, 2016	March 31, 2016

Packing credit borrowings	Rs.22,551	Rs.20,896
Other foreign currency borrowings	27,000	1,822

	Rs.49,551	Rs.22,718

An interest rate profile of short term borrowings from banks is given below:

As at

	September 30, 2016		March 31, 2016

	Currency	Interest Rate	Currency	Interest Rate

Packing credit borrowings	USD	LIBOR + (30) to 10 bps	USD	LIBOR + (5) to 15 bps
	EURO	LIBOR + 5 to 7.5 bps	EURO	LIBOR + 5 to 7.5 bps
	RUB	10.40% to 10.90%	RUB	10.65% to 11.57%
	INR	6.92% to 6.95%	-	-
Other foreign currency borrowings	USD	LIBOR + 40 to 45 bps	USD	LIBOR + 40 bps
	RUB	10.90%	-	-

Short-term borrowing in Swiss Subsidiary

During the three months ended September 30, 2016, the Swiss Subsidiary borrowed U.S.$350 from certain institutional lenders at an interest rate of Libor plus 0.45% per annum. The borrowing was solely for the purpose of acquisition of eight Abbreviated New Drug Applications (“ANDAs”) from Teva Pharmaceutical Industries Limited in the United States (refer to Note 32 of these unaudited condensed consolidated financial statements for additional details).

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

13. Borrowings (continued)

Long-term borrowings

Long-term borrowings consist of the following:

As at

	September 30, 2016	March 31, 2016

Foreign currency borrowing by the parent company	Rs.9,992	Rs.9,938
Obligations under finance leases	800	857

	Rs.10,792	Rs.10,795

Current portion
Obligations under finance leases	Rs.115	Rs.110

	Rs.115	Rs.110

Non-current portion
Foreign currency borrowing by the parent company	Rs.9,992	Rs.9,938
Obligations under finance leases	685	747

	Rs.10,677	Rs.10,685

Long-term borrowing of Swiss Subsidiary

During the year ended March 31, 2012, Dr. Reddy’s Laboratories, SA (one of the Company’s subsidiaries in Switzerland) (the “Swiss Subsidiary”) borrowed U.S.$220 from certain institutional lenders. The Swiss Subsidiary was required to repay the loan in eight equal quarterly installments commencing at the end of the 39th month and continuing until the end of the 60th month from September 30, 2011. The parent company had guaranteed all obligations of the Swiss Subsidiary under the loan agreement.

As part of this arrangement, the Company incurred U.S.$3.73 in arrangement fees and other administrative charges. The Company accounted for these costs as transaction costs under IAS 39 and they were amortized over the term of the loan using the effective interest method.

The carrying amount of the foregoing loan, measured at amortized cost using the effective interest rate method, as on March 31, 2015 was Rs.10,292 (U.S.$165).

During the six months ended September 30, 2015, the Company repaid the whole of the outstanding amount of Rs.10,768 (U.S.$165). Further, during the three months ended September 30, 2015, additional short-term borrowings of U.S.$82.5 and a packing credit borrowing of U.S.$27.5 were taken by the Swiss Subsidiary and by the parent company, respectively. During the six months ended March 31, 2016, the Company repaid U.S.$55 of the short-term borrowings taken by the Swiss subsidiary.

During the three months ended June 30, 2016, the Company repaid the balance of U.S.$27.5 of the short-term borrowings taken by the Swiss subsidiary.

Long-term bank loan of the parent company

During the year ended March 31, 2014, the Company borrowed the sum of U.S.$150. The Company is required to repay the loan in five equal quarterly installments commencing at the end of the 54th month and continuing until the end of the 66th month from August 12, 2013.

The loan agreement imposes various financial covenants on the Company. As of September 30, 2016, the Company was in compliance with such financial covenants.

The interest rate profile of long-term loans and borrowings (other than obligations under finance leases) is given below:

As at

	September 30, 2016		March 31, 2016

	Currency	Interest Rate	Currency	Interest Rate

Foreign currency borrowings	USD	LIBOR+125 bps	USD	LIBOR+125 bps

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

13. Borrowings (continued)

Undrawn lines of credit from bankers

The Company had undrawn lines of credit of Rs.19,265 and Rs.14,771 as of September 30, 2016 and March 31, 2016, respectively, from its banks for working capital requirements. The Company has the right to draw upon these lines of credit based on its requirements.

Non-derivative financial liabilities designated as cash flow hedges

The Company has designated some of its foreign currency borrowings from banks (non-derivative financial liabilities) as hedging instruments for hedge of foreign currency risk associated with highly probable forecasted sales transactions and, accordingly, applies cash flow hedge accounting for such relationships. Re-measurement gain/loss on such non-derivative financial liabilities is recorded in the Company’s hedging reserve as a component of equity and re-classified to the income statement as revenue in the period corresponding to the occurrence of the forecasted sales transactions. The carrying value of such non-derivative financial liabilities as of September 30, 2016 and March 31, 2016 was Rs.0 and Rs.3,644, respectively.

14. Other (income)/expense, net

	For the six months ended September 30,		For the three months ended September 30,
	2016	2015	2016	2015
Loss/(profit) on sale/disposal of property, plant and equipment and other intangibles, net	Rs.6	Rs.22	Rs.2	Rs.(4)
Sale of spent chemical	(109)	(161)	(60)	(84)
Miscellaneous income, net	(270)	(306)	(219)	(232)
	Rs.(373)	Rs.(445)	Rs.(277)	Rs.(320)

15. Finance (expense)/income, net

Finance (expense)/income, net consists of the following:

	For the six months ended September 30,		For the three months ended September 30,
	2016	2015	2016	2015
Interest income	Rs.348	Rs.637	Rs.77	Rs.285
Dividend and profit on sale of other investments(1)	663	335	377	102
Foreign exchange gain/(loss), net(2)	73	(476)	37	(388)
Interest expense	(274)	(496)	(126)	(215)
	Rs.810	Rs.0	Rs.365	Rs.(216)

(1)  Profit on sale of other investments primarily represents amounts reclassified from other comprehensive income to the income statement on redemption of the Company’s “available for sale” financial instruments.

(2)  Includes the foreign exchange gains related to the Company’s Venezuela operations of Rs.30 and loss of Rs.40 for the three months and six months ended September 30, 2016, respectively (as compared to losses of Rs.40 and Rs.139 for the three months and six months ended September 30, 2015, respectively). Refer to Note 29 of these unaudited condensed consolidated interim financial statements for further details.

16.	Share capital and share premium

During the six months ended September 30, 2016 and 2015, 180,636 and 207,341 equity shares, respectively, were issued as a result of the exercise of vested options granted to employees pursuant to the Dr. Reddy’s Employees Stock Option Plan-2002 and Dr. Reddy’s Employees Stock Option Plan-2007. All of the options exercised had an exercise price of Rs.5, being equal to the par value of the underlying shares. The amount of grant date fair value previously recognized for these options has been transferred from “share based payment reserve” to “share premium” in the unaudited condensed consolidated statement of changes in equity.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

16. Share capital and share premium (continued)

Buyback of equity shares

The Board of Directors of the Company, in their meeting held on February 17, 2016, approved a proposal to buyback equity shares of the Company, subject to approval by the Company’s shareholders, for an aggregate amount not exceeding Rs.15,694 and at a price not exceeding Rs.3,500 per equity share from shareholders of the Company (including persons who become shareholders by cancelling American Depository Shares and receiving underlying equity shares, and excluding the promoters and promoter group of the Company) under the open market route in accordance with the provisions contained in the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 and the Companies Act, 2013 and rules made thereunder. The shares bought back under this plan shall be extinguished in accordance with the provisions of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998 and the Companies Act, 2013 and rules made thereunder.

The Company obtained the approval of the shareholders for the buyback plan on April 1, 2016 and the buyback plan commenced on April 18, 2016 and ended on June 28, 2016.

Under this plan, the Company has bought back and extinguished 5,077,504 equity shares for an aggregate purchase price of Rs.15,694. The aggregate face value of the equity shares bought back was Rs.25.

17. Employee stock incentive plans

Pursuant to the special resolutions approved by the shareholders in the Annual General Meetings held on September 24, 2001 and on July 27, 2005, respectively, the Company instituted the Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”) and the Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”), each of which allows for grants of stock options to eligible employees.

The terms and conditions of the grants made during the six months ended September 30, 2016 under the above plans were as follows:

Particulars	Number of instruments	Exercise price	Vesting period	Contractual life

DRL 2002 Plan	102,640	Rs.5.00	1 to 4 years	5 years
DRL 2007 Plan	52,956	Rs.5.00	1 to 4 years	5 years

The above grants were made on July 26, 2016 and September 20, 2016.

The terms and conditions of the grants made during the six months ended September 30, 2015 under the above plans were as follows:

Particulars	Number of instruments	Exercise price	Vesting period	Contractual life

DRL 2002 Plan	102,224	Rs.5.00	1 to 4 years	5 years
DRL 2007 Plan	40,184	Rs.5.00	1 to 4 years	5 years

The above grants were made on May 11, 2015.

During the year ended March 31, 2015, the Company adopted a new program to grant performance linked stock options to certain employees under the DRL 2002 Plan and the DRL 2007 Plan. Under this program, performance targets are measured each year against pre-defined interim targets over the three year period ending on March 31, 2017 and eligible employees are granted stock options upon meeting such targets. The stock options so granted are ultimately vested with the employees who meet subsequent service vesting conditions which range from 1 to 4 years. After vesting, such stock options generally have a maximum contractual term of five years.

The fair value of services received in return for stock options granted to employees is measured by reference to the fair value of stock options granted. The fair value of stock options has been measured using the Black-Scholes-Merton valuation model at the date of the grant.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

17.  Employee stock incentive plans (continued)

The weighted average inputs used in computing the fair value of such grants were as follows:

	September 20, 2016	July 26, 2016	May 11, 2015

Expected volatility	32.92%	29.88%	25.98%
Exercise price	Rs.5.00	Rs.5.00	Rs.5.00
Option life	2.5 Years	2.5 Years	2.5 Years
Risk-free interest rate	6.81%	6.91%	7.87%
Expected dividends	0.60%	0.60%	0.60%
Grant date share price	Rs.3,157.80	Rs.3,319.65	Rs.3,359.70

Share-based payment expense

For the three months and six months ended September 30, 2016, the Company recorded employee share based payment expense of Rs.82 and Rs.159, respectively (as compared to Rs.126 and Rs.232 for the three months and six months ended September 30, 2015, respectively). As of September 30, 2016, there was approximately Rs.665 of total unrecognized compensation cost related to unvested stock options. This cost is expected to be recognized over a weighted-average period of 3.31 years.

18. Employee benefit plans

Gratuity benefits provided by the parent company

In accordance with applicable Indian laws, the Company has a defined benefit plan which provides for gratuity payments (the “Gratuity Plan”) and covers certain categories of employees in India. The Gratuity Plan provides a lump sum gratuity payment to eligible employees at retirement or termination of their employment. The amount of the payment is based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established the Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”) to fund the Gratuity Plan. Liabilities in respect of the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. Amounts contributed to the Gratuity Fund are primarily invested in Indian government bonds and corporate debt securities. A small portion of the fund is also invested in equity securities of Indian companies.

For the three months and six months ended September 30, 2016, the net periodic benefit cost was Rs.59 and Rs.118, respectively (as compared to Rs.46 and Rs.91 for the three months and six months ended September 30, 2015, respectively).

Compensated absences

The Company provides for accumulation of compensated absences by certain categories of its employees. These employees can carry forward a portion of the unutilized compensated absences and utilize it in future periods or receive cash in lieu thereof as per the Company’s policy. The Company records a liability for compensated absences in the period in which the employee renders the services that increases this entitlement. The total liability recorded by the Company towards this obligation was Rs.810 and Rs.792 as at September 30, 2016 and March 31, 2016, respectively.

Long term incentive plan

Certain senior management employees of the Company participate in a long term incentive plan which is aimed at rewarding the employee, based on performance of such employee, their business unit/function and the Company as a whole, with significantly higher rewards for superior performances. The total liability recorded by the Company towards this benefit was Rs.849 and Rs.881 as at September 30, 2016 and March 31, 2016, respectively.

19. Income taxes

Income tax expense is recognized based on the Company’s best estimate of the average annual income tax rate for the fiscal year applied to the pre-tax income of the interim period. The average annual income tax rate is determined for each taxing jurisdiction and applied individually to the interim period pre-tax income of each jurisdiction. The difference between the estimated average annual income tax rate and the enacted tax rate is accounted for by a number of factors, including the effect of differences between Indian and foreign tax rates, expenses that are not deductible for tax purposes, income exempted from income taxes, and effects of changes in tax laws and rates.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

19. Income taxes (continued)

The Company’s consolidated weighted average tax rate for the six months ended September 30, 2016 and 2015 was 24% and 21.1%, respectively. Income tax expense was Rs.1,329 for the six months ended September 30, 2016, as compared to income tax expense of Rs.3,600 for the six months ended September 30, 2015.

The Company’s consolidated weighted average tax rate for the three months ended September 30, 2016 and 2015 was 23.1% and 20.7%, respectively. Income tax expense was Rs.885 for the three months ended September 30, 2016, as compared to income tax expense of Rs.1,880 for the three months ended September 30, 2015.

The effective rates for the three months and six months ended September 30, 2015 were lower primarily on account of recognition of certain deferred tax assets.

Total tax expenses of Rs.461 and Rs.476 were recognized directly in the equity for the three months and six months ended September 30, 2016, respectively (as compared to tax benefits of Rs.140 and tax expenses of Rs.210 for the three months and six months ended September 30, 2015, respectively). Such tax expenses and benefits were primarily due to tax effects on the changes in fair value of available for sale financial instruments and on the foreign exchange gain or loss on cash flow hedges. Refer to Note 8 of these unaudited condensed consolidated interim financial statements for further details on cash flow hedges.

20. Related parties

The Company has entered into transactions with the following related parties:

•	Green Park Hotel and Resorts Limited for hotel services;

•	Dr. Reddy’s Foundation towards contributions for social development;

•	Pudami Educational Society towards contributions for social development;

•	Dr. Reddy’s Institute of Life Sciences for research and development services; and

•	Stamlo Hotels Limited for hotel services.

These are enterprises over which key management personnel have control or significant influence. “Key management personnel” consists of the Company’s Directors and members of the Company’s Management Council.

The Company has also entered into cancellable operating lease transactions with key management personnel and their relatives.

Further, the Company contributes to the Dr. Reddy’s Laboratories Gratuity Fund, which maintains the plan assets of the Company’s Gratuity Plan for the benefit of its employees.

The following is a summary of significant related party transactions:

	For the six months ended September 30,		For the three months ended September 30,

	2016	2015	2016	2015

Research and development services received	Rs.57	Rs.50	Rs.33	Rs.23
Contributions towards social development	151	125	72	77
Hotel expenses paid	19	20	9	12
Lease rentals paid under cancellable operating leases to key management personnel and their relatives	20	18	10	9

The Company had the following amounts due from related parties:

	As at

	September 30, 2016	March 31, 2016

Key management personnel (towards rent deposits)	Rs.8	Rs.8
Other related parties	-	1

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

20. Related parties (continued)

The Company had the following amounts due to related parties:

As at

	September 30, 2016	March 31, 2016

Due to related parties	Rs.1	Rs.0

The following table describes the components of compensation paid or payable to key management personnel:

	For the six months ended September 30,		For the three months ended September 30,

	2016	2015	2016	2015

Salaries and other benefits(1)	Rs.213	Rs.174	Rs.108	Rs.88
Contributions to defined contribution plans	14	10	7	5
Commission to directors	165	156	82	78
Share-based payment expense	29	34	16	18

Total	Rs.421	Rs.374	Rs.213	Rs.189

(1)

In addition to the above, the Company has accrued Rs.41 and Rs.60 towards a long term incentive plan for the services rendered by key management personnel for the three months and six months ended September 30, 2016, respectively (as compared to Rs.22 and Rs.58 for the three months and six months ended September 30, 2015, respectively). Refer to Note 18 of these unaudited condensed consolidated interim financial statements for further details.

Some of the key management personnel of the Company are also covered under the Company’s Gratuity Plan along with the other employees of the Company. Proportionate amounts of gratuity accrued under the Company’s Gratuity Plan have not been separately computed or included in the above disclosure.

21. Disclosure of Expense by Nature

The following table shows supplemental information related to certain “nature of expense” items for the six months and three months ended September 30, 2016 and 2015, respectively.

	For the six months ended September 30, 2016

Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total

Employee benefits	Rs.5,421	Rs.8,327	Rs.2,463	Rs.16,211
Depreciation and amortization	2,932	1,981	615	5,528
	For the six months ended September 30, 2015

Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total

Employee benefits	Rs.4,646	Rs.8,277	Rs.2,449	Rs.15,372
Depreciation and amortization	2,324	1,881	528	4,733
	For the three months ended September 30, 2016

Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total

Employee benefits	Rs.2,754	Rs.4,163	Rs.1,244	Rs.8,161
Depreciation and amortization	1,519	1,005	323	2,847
	For the three months ended September 30, 2015

Particulars	Cost of revenues	Selling, general and administrative expenses	Research and development expenses	Total

Employee benefits	Rs.2,381	Rs.4,222	Rs.1,267	Rs.7,870
Depreciation and amortization	1,197	1,010	259	2,466

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies

The Company is involved in disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. The more significant matters are discussed below. Most of the claims involve complex issues. Often, these issues are subject to uncertainties and therefore the probability of a loss, if any, being sustained and an estimate of the amount of any loss is difficult to ascertain. Consequently, for a majority of these claims, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. This is due to a number of factors, including: the stage of the proceedings (in many cases trial dates have not been set) and the overall length and extent of pre-trial discovery; the entitlement of the parties to an action to appeal a decision; clarity as to theories of liability; damages and governing law; uncertainties in timing of litigation; and the possible need for further legal proceedings to establish the appropriate amount of damages, if any. In these cases, the Company discloses information with respect to the nature and facts of the case. The Company also believes that disclosure of the amount sought by plaintiffs, if that is known, would not be meaningful with respect to those legal proceedings.

Although there can be no assurance regarding the outcome of any of the legal proceedings or investigations referred to in this Note, the Company does not expect them to have a materially adverse effect on its financial position, as it believes that the likelihood of loss in excess of amounts accrued (if any) is not probable. However, if one or more of such proceedings were to result in judgments against the Company, such judgments could be material to its results of operations in a given period.

Product and patent related matters

Matters relating to National Pharmaceutical Pricing Authority

Norfloxacin, India litigation

The Company manufactures and distributes Norfloxacin, a formulations product and in limited quantities, the active pharmaceutical ingredient norfloxacin. Under the Drugs Prices Control Order (the “DPCO”) the National Pharmaceutical Pricing Authority (the “NPPA”) established by the Government of India had the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the NPPA issued a notification and designated Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the NPPA for the upward revision of the maximum selling price and a writ petition in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the designation on the grounds that the applicable rules of the DPCO were not complied with while fixing the maximum selling price. The High Court had previously granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004.

The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India, New Delhi (the “Supreme Court”) by filing a Special Leave Petition.

During the year ended March 31, 2006, the Company received a notice from the NPPA demanding the recovery of the price charged by the Company for sales of Norfloxacin in excess of the maximum selling price fixed by the NPPA, which was Rs.285 including interest. The Company filed a writ petition in the High Court challenging this demand order. The High Court admitted the writ petition and granted an interim order, directing the Company to deposit 50% of the principal amount claimed by the NPPA, which was Rs.77. The Company deposited this amount with the NPPA in November 2005. In February 2008, the High Court directed the Company to deposit an additional amount of Rs.30, which was deposited by the Company in March 2008. In November 2010, the High Court allowed the Company’s application to include additional legal grounds that the Company believes will strengthen its defense against the demand. For example, the Company added as grounds that trade margins should not be included in the computation of amounts overcharged, and that it was necessary for the NPPA to set the active pharmaceutical ingredient price before the process of determining the ceiling on the formulation price. In October 2013, the Company filed an additional writ petition before the Supreme Court challenging the inclusion of Norfloxacin as a “specified product” under the DPCO. In January 2015, the NPPA filed a counter affidavit stating that the inclusion of Norfloxacin was based upon the recommendation of a committee consisting of experts in the field. On July 20, 2016, the Supreme Court of India remanded the matters concerning the inclusion of Norfloxacin as a “specified product” under the DPCO back to the High Court for further proceedings.

During the three months ended September 30, 2016, the Supreme Court dismissed the Special Leave Petition pertaining to the fixing of prices for Norfloxacin formulations.

Based on its best estimate, the Company has recorded a provision for potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Product and patent related matters (continued)

Litigation relating to Cardiovascular & Anti-diabetic formulations

In July 2014, the NPPA, pursuant to guidelines issued in May 2014 and the powers granted by the Government of India under the Drugs (Price Control) Order, 2013, issued certain notifications regulating the prices for 108 formulations in the cardiovascular and antidiabetic therapeutic areas. The Indian Pharmaceutical Alliance (“IPA”), in which the Company is a member, filed a writ petition in the Bombay High Court challenging the notifications issued by the NPPA on the grounds that they were ultra vires, ex facie and ab initio void. The Bombay High Court has issued stay on the writ in July 2014. On September 26, 2016, the Bombay High Court dismissed the writ petition filed by the IPA and upheld the validity of the notifications/orders passed by the NPPA in July 2014. Further, on October 25, 2016, the IPA filed a Special Leave Petition with the Supreme Court, which was dismissed by the Supreme Court.

Based on its best estimate, the Company has recorded a provision of Rs.344 under “Selling, general and administrative expenses” as a potential liability for sale proceeds in excess of the notified selling prices, including the interest thereon, and believes that the likelihood of any further liability that may arise on account of penalties pursuant to this litigation is not probable.

In the event the Government of India pursues litigation against the Company on the aforementioned NPPA matters for the excess sales proceeds and the Company is unsuccessful in such litigation, it will be required to remit the sale proceeds in excess of the notified selling prices to the Government of India with interest and could potentially include penalties, which amounts are not readily ascertainable.

Other Product and patent related matters

Nexium United States litigations

Five federal antitrust class action lawsuits were brought on behalf of direct purchasers of Nexium®, and ten federal class action lawsuits were brought under both state and federal law on behalf of end-payors of Nexium®. These actions were filed against various generic manufacturers, including the Company and its U.S. subsidiary Dr. Reddy’s Laboratories, Inc. These actions were consolidated in the United States District Court for the District of Massachusetts.

The complaints alleged that AstraZeneca and the involved generic manufacturers settled patent litigation related to Nexium® capsules in ways that violated antitrust laws. The Company consistently maintained that its conduct complied with all applicable laws and that the complaints were without merit. In response to a motion for summary judgment made by the Company, the Court granted the motion in part and denied it in part, finding that the plaintiffs had failed to demonstrate that the Company’s settlement of patent litigation with AstraZeneca included any large or unjustified reverse payment, but preserving other claims for trial.

On October 20, 2014, the Company reached a settlement with all plaintiffs who had cases pending in the District of Massachusetts. The settlements with the class plaintiffs were subject to the Court’s approval. Under the terms of the settlement, the Company made no payment to the class plaintiffs. Other defendants went to trial and prevailed. The appeal involving the defendants who did not settle is pending, and an oral hearing was held on October 5, 2016.

The Court granted preliminary approval of the Company’s settlements with the class plaintiffs on January 28, 2015, and granted final approval of such settlements on September 29, 2015.

In addition, two complaints, similar in nature to those referenced above, were filed in the Court of Common Pleas in Philadelphia, Pennsylvania by plaintiffs who chose to opt out of the class action lawsuit. No dispositive motions have been filed in these actions.

The Company believes that the likelihood of any liability that may arise on account of class action lawsuits is not probable. Accordingly, no provision has been made in these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Product and patent related matters (continued)

Child resistant packaging matter

In May 2012, the Consumer Product Safety Commission (the “CPSC”) requested that Dr. Reddy’s Laboratories Inc., a wholly-owned subsidiary of the Company in the United States, provide certain information with respect to compliance with requirements of special packaging for child resistant blister packs for 6 products sold by the Company in the United States during the period commencing in 2002 through 2011. The Company provided the requested information. The CPSC subsequently alleged in a letter dated April 30, 2014 that the Company had violated the Consumer Product Safety Act (the “CPSA”) and the Poison Prevention Packaging Act (the “PPPA”) and that the CPSC intended to seek civil penalties. Specifically, the CPSC asserted, among other things, that from or about August 14, 2008 through June 1, 2012, the Company sold prescription drugs having unit dose packaging that failed to comply with the CPSC’s special child resistant packaging regulations under the PPPA and failed to issue general certificates of conformance. In addition, the CPSC asserted that the Company violated the CPSA by failing to immediately advise the CPSC of the alleged violations. The Company disagrees with the CPSC’s allegations and is engaged in discussions with the CPSC regarding its compliance with the regulations.

Simultaneously, the Department of Justice (the “DOJ”) began to investigate a sealed complaint which was filed in the United States District Court for the Eastern District of Pennsylvania under the Federal False Claims Act (“FCA”) related to these same issues (the “FCA Complaint”). The Company cooperated with the DOJ in its investigation. The DOJ and all States involved in the investigation declined to intervene in the FCA Complaint. On November 10, 2015, the FCA Complaint was unsealed and the plaintiff whistleblowers (the “Relators”), who are two former employees of the Company, have proceeded without the DOJ’s and States’ involvement. The unsealed FCA Complaint relates to the 6 blister pack products originally subject to the investigation and also 38 of the Company’s generic prescription products sold in the U.S. in various bottle and cap packaging. The Company disputes the allegations in the FCA Complaint and intends to vigorously defend against those allegations.

Although the DOJ and States have declined to intervene in the FCA Complaint filed by the Relators, the parallel investigation by the CPSC under the CPSA and the PPPA was referred by the CPSC to the DOJ in April 2016, with the recommendation that the DOJ initiate a civil penalty action against the Company. The CPSC matter referred to the DOJ relates to five of the blister pack products. The Company cannot conclude that the likelihood of an unfavorable outcome is either probable or remote. Accordingly, no provision related to these investigations and claims is made in these unaudited condensed consolidated interim financial statements as of September 30, 2016. An unfavorable outcome in these matters could result in significant liabilities, which could have a material adverse effect on the Company.

Namenda United States Litigations

In August 2015, Sergeants Benevolent Assoc. Health & Welfare Fund (“Sergeants”) filed suit against the Company in the United States District Court for the Southern District of New York. Sergeants alleged that certain parties, including the Company, violated federal antitrust laws as a consequence of having settled patent litigation related to the alzheimer’s drug Namenda® (memantine) tablets during a period from about 2009 until 2010. Sergeants seeks to represent a class of “end-payor” purchasers of Namenda® tablets (i.e., insurers, other third-party payors and consumers).

Sergeants seeks damages based upon an allegation made in the complaint that the defendants entered into patent settlements regarding Namenda® tablets for the purpose of delaying generic competition and facilitating the brand innovator’s attempt to shift sales from the original immediate release product to the more recently introduced extended release product. The Company believes that the complaint lacks merit and that the Company’s conduct complied with all applicable laws and regulations.

All defendants, including the Company, moved to dismiss the claims. On September 13, 2016, the Court denied these motions. However, the Sergeants case is stayed pending resolution of similar claims in another case in which the Company is not a party.

Four other class action complaints, each containing similar allegations to the Sergeants complaint, have also been filed in the Southern District of New York. However, two of those complaints were voluntarily dismissed, and the other two do not name the Company as a defendant.

In addition, the State of New York filed an antitrust case in the Southern District of New York. The case brought by the State of New York contained some (but not all) of the allegations set out in the class action complaints, but the Company was not named as a party. The case brought by the State of New York was dismissed by stipulation on November 30, 2015.

The Company believes that the likelihood of any liability that may arise on account of alleged violation of federal antitrust laws is not probable. Accordingly, no provision has been made in these unaudited condensed consolidated interim financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Product and patent related matters (continued)

Private Party Class Action Litigation on Pricing/Reimbursement Matters

On December 30, 2015, a class action complaint was filed against the Company and eighteen other pharmaceutical defendants (the “Action”) in State Court in the Commonwealth of Pennsylvania. In the Action, class action plaintiffs allege that the Company and other defendants, individually or in some cases in concert with one another, have engaged in pricing and price reporting practices in violation of various Pennsylvania state laws. More specifically, plaintiffs allege that: (1) the Company provided false and misleading pricing information to third party drug compendia companies for the Company’s generic drugs, and such information was relied upon by private third party payers that reimbursed for drugs sold by the Company in the United States, and (2) the Company acted in concert with certain other defendants to unfairly raise the prices of generic divalproex sodium ER (bottle of 80, 500 mg tablets ER 24H) and generic pravastatin sodium (bottle of 500, 10 mg tablets). The Company disputes these allegations and intends to vigorously defend against these allegations.

The Company believes that the likelihood of any liability that may arise on account of class action compliant is not probable. Accordingly, no provision has been made in these unaudited condensed consolidated interim financial statements.

Environmental matters

Land pollution

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of the then existing undivided state of Andhra Pradesh. The Company has been named in the list of polluting industries. In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.0.0013 per acre for dry land and Rs.0.0017 per acre for wet land. Accordingly, the Company has paid a total compensation of Rs.3. The Company believes that the likelihood of additional liability is remote. The Andhra Pradesh High Court disposed of the writ petition on February 12, 2013 and transferred the case to the National Green Tribunal (“NGT”), Chennai, India. The interim orders passed in the writ petitions will continue until the matter is decided by the NGT. The NGT has, through its order dated October 30, 2015, constituted a Fact Finding Committee. The NGT has also permitted the alleged polluting industries to appoint a person on their behalf in the Fact Finding Committee. However, the Company along with the alleged polluting industries have challenged the constitution and composition of the Fact Finding Committee. The NGT has directed that until all the applications challenging the constitution and composition of the Fact Finding Committee are disposed of, the Fact Finding Committee shall not commence its operation.

Water pollution and air pollution

During the year ended March 31, 2012, the Company, along with 14 other companies, received a notice from the Andhra Pradesh Pollution Control Board (the “APP Control Board”) to show cause as to why action should not be initiated against them for violations under the Indian Water Pollution Act and the Indian Air Pollution Act. Furthermore, the APP Control Board issued orders to the Company to (i) stop production of all new products at the Company’s manufacturing facilities in Hyderabad, India without obtaining a “Consent for Establishment”, (ii) cease manufacturing products at such facilities in excess of certain quantities specified by the APP Control Board and (iii) furnish a bank guarantee to assure compliance with the APP Control Board’s orders.

The Company appealed the APP Control Board orders to the Andhra Pradesh Pollution Appellate Board (the “APP Appellate Board”). The APP Appellate Board, on the basis of a report of a fact-finding advisory committee, recommended to the Andhra Pradesh Government to allow expansion of units fully equipped with Zero-Liquid Discharge (“ZLD”) facilities and otherwise found no fault with the Company (on certain conditions). The APP Appellate Board’s decision was challenged by one of the petitioners in the National Green Tribunal and the matter is currently pending before it.

Separately, the Andhra Pradesh Government, following recommendations of the APP Appellate Board, published a notification in July 2013 that allowed expansion of production of all types of existing bulk drug and bulk drug intermediate manufacturing units subject to the installation of ZLD facilities and the outcome of cases pending in the National Green Tribunal. Importantly, the notification directed pollution load of industrial units to be assessed at the point of discharge (if any) as opposed to point of generation.

In September 2013, the Ministry of Environment and Forests, based on the revised Comprehensive Environment Pollution Index, issued a notification that re-imposed a moratorium on expansion of industries in certain areas where some of the Company’s manufacturing facilities are located. This notification overrides the Andhra Pradesh Government’s notification that conditionally permitted expansion.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Indirect taxes related matters

Distribution of input service tax credits

The Central Excise Authorities have issued various show cause notices to the Company objecting to the Company’s methodology of distributing input service tax credits claimed for one of the Company’s facilities. The below table shows the details of each such show cause notice, the amount demanded and the current status of the Company’s responsive actions.

Period covered under the notice	Amount demanded	Status
March 2008 to September 2009	Rs.102 plus penalties of Rs.102 and interest thereon	The Company has filed an appeal before the CESTAT.
October 2009 to March 2011	Rs.125 plus penalties of Rs.100 and interest thereon	The Company has filed an appeal before the CESTAT.
April 2011 to March 2012	Rs.51 plus interest and penalties	The Company has filed an appeal before the CESTAT.
April 2012 to March 2013	Rs.54 plus interest and penalties	The Company has filed an appeal before the CESTAT.
April 2013 to March 2014	Rs.69 plus interest and penalties	The Company has filed an appeal before the CESTAT.
April 2014 to March 2015	Rs.108 plus interest and penalties	The Company has responded to such show cause notice and is currently awaiting a hearing with the Central Excise Commissioner.

The Company believes that the likelihood of any liability that may arise on account of the allegedly inappropriate distribution of input service tax credits is not probable. Accordingly, no provision relating to these claims has been made in these unaudited condensed consolidated interim financial statements as of September 30, 2016.

Value Added Tax (“VAT”) matter

The Company received various show cause notices from the Government of Telangana’s Commercial Taxes Department objecting to the Company’s methodology of calculation of VAT input credit. The below table shows the details of each of such show cause notice, the amount demanded and the current status of the Company’s responsive actions.

Period covered under the notice	Amount demanded	Status
April 2006 to March 2009	Rs.66 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal.
April 2009 to March 2011	Rs.59 plus 10% penalty	The Company has filed an appeal before the Sales Tax Appellate Tribunal.
April 2011 to March 2013	Rs.16 plus 10% penalty	The Appellate Deputy Commissioner issued an order partially in favor of the Company.

The Company has recorded a provision of Rs.27 as of September 30, 2016, and believes that the likelihood of any further liability that may arise on account of the allegedly inappropriate claims to VAT credits is not probable.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

22. Contingencies (continued)

Indirect taxes related matters (continued)

Others

Additionally, the Company is in receipt of various show cause notices from the Indian Sales Tax authorities. The disputed amount is Rs.61. The Company has responded to such show cause notices and believes that the chances of any liability arising from such notices are less than probable. Accordingly, no provision is made in these unaudited condensed consolidated interim financial statements as of September 30, 2016

Fuel Surcharge Adjustments

The Andhra Pradesh Electricity Regulatory Commission (the “APERC”) passed various orders approving the levy of Fuel Surcharge Adjustment (“FSA”) charges for the period from April 1, 2008 to March 31, 2013 by power distribution companies from all the consumers of electricity in the then existing undivided state of Andhra Pradesh, India where the Company’s headquarters and principal manufacturing facilities are located. Separate writ petitions filed by the Company for various periods, challenging and questioning the validity and legality of this levy of FSA charges by the APERC, are pending before the High Court of Andhra Pradesh and the Supreme Court of India.

After taking into account all of the available information and legal provisions, the Company has recorded Rs.219 as the potential liability towards FSA charges. The total amount approved by APERC for collection by the power distribution companies from the Company in respect of FSA charges for the period from April 1, 2008 to March 31, 2013 is Rs.482. As of March 31, 2016, the Company has made “payments under protest” of Rs.354 as demanded by the power distribution companies as part of monthly electricity bills. The Company remains exposed to additional financial liability should the orders passed by the APERC be upheld by the Courts.

During the three months ended June 30, 2016, the Supreme Court of India dismissed the Special Leave Petition filed by the Company in this regard for the period from April 1, 2012 to March 31, 2013. As a result, for the quarter ended June 30, 2016, the Company recognized an expenditure of Rs.55 (by de-recognizing the payments under protest) representing the FSA charges for the period from April 1, 2012 to March 31, 2013.

Direct taxes related matters

During the year ended March 31, 2014, the Indian Income Tax authorities disallowed for tax purposes certain business transactions entered into by the parent company with its wholly-owned subsidiaries. The associated tax impact is Rs.570. The Company believes that such business transactions are allowed for tax deduction under Indian Income Tax laws and has accordingly filed an appeal with the Income Tax Appellate Authorities. The Company further believes that the probability of succeeding in this matter is more likely than not and therefore no provision was made in these unaudited condensed consolidated interim financial statements as of September 30, 2016.

Additionally, the Company is contesting various other disallowances by the Indian Income Tax authorities. The associated tax impact is Rs.1,463. The Company believes that the chances of an unfavorable outcome in each of such disallowances are less than probable and accordingly, no provision is made in these unaudited condensed consolidated interim financial statements as of September 30, 2016.

During the years ended March 31, 2014, 2015 and 2016, Industrias Quimicas Falcon de Mexico, S.A. de CV, a wholly-owned subsidiary of the Company in Mexico, received a notice from Mexico’s Tax Administration Service, Servicio de Administracion Tributaria (“SAT”), with respect to disallowance on account of transfer pricing adjustments pertaining to the calendar years ended on December 31, 2006, December 31, 2007 and December 31, 2008. The associated tax impact is Rs.593 (MXN 172.5). The Company disagrees with the SAT’s allegations and filed an appeal with the SAT. The Company believes that the likelihood of any liability that may arise on account of this litigation is not probable. Accordingly, no provision has been made in these unaudited condensed consolidated interim financial statements as of September 30, 2016.

Others

Additionally, the Company is involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. Except as discussed above, the Company does not believe that there are any such contingent liabilities that are expected to have any material adverse effect on its financial statements.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

23. Collaboration agreement with Curis, Inc.

On January 18, 2015, Aurigene Discovery Technologies Limited (“Aurigene”), a wholly-owned subsidiary of the parent company, entered into a Collaboration, License and Option Agreement (the “Collaboration Agreement”) with Curis, Inc. (“Curis”) to discover, develop and commercialize small molecule antagonists for immuno-oncology and precision oncology targets.

Under the Collaboration Agreement, Aurigene has the responsibility for conducting all discovery and preclinical activities, including Investigational New Drug (“IND”) enabling studies and providing Phase 1 clinical trial supply, and Curis is responsible for all clinical development, regulatory and commercialization efforts worldwide, excluding India and Russia. The Collaboration Agreement provides that the parties will collaborate exclusively in immuno-oncology for an initial period of approximately two years, with the option for Curis to extend the broad immuno-oncology exclusivity.

As partial consideration for the collaboration, pursuant to a Stock Purchase Agreement dated January 18, 2015, Curis issued to Aurigene 17.1 million shares of its common stock, representing 19.9% of its outstanding common stock immediately prior to the transaction (approximately 16.6% of its outstanding common stock immediately after the transaction). The shares issued to Aurigene are subject to a lock-up agreement until January 18, 2017, with the shares being released from such lock-up in 25% increments on each of July 18, 2015, January 18, 2016, July 18, 2016 and January 18, 2017, subject to acceleration of release of all the shares in connection with a change of control of Curis. During the year ended March 31, 2016, lock-up restrictions were released on 8.55 million shares of Curis common stock, representing 50% of the shares which Aurigene received from Curis in 2015. In connection with the issuance of such shares, Curis and Aurigene entered into a Registration Rights Agreement dated January 18, 2015 which provides for certain registration rights with respect to resale of the shares. The common stock of Curis is listed for quotation on the NASDAQ Global Market.

The fair value of the shares of Curis common stock on the date of the Stock Purchase Agreement was Rs.1,452 (U.S.$23.5).

Revenues under the Collaboration Agreement consist of upfront consideration (including the shares of Curis common stock) and the development and commercial milestone payments described below, which are deferred and recognized as revenue over the period for which Aurigene has continuing performance obligations.

Under the Collaboration Agreement, Aurigene is entitled to development and commercial milestone payments as follows:

•	for the first two programs: up to U.S.$52.5 per program, including U.S.$42.5 for approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any;

•

for the third and fourth programs: up to U.S.$50 per program, including U.S.$42.5 for approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any; and

•	for any program thereafter: up to U.S.$140.5 per program, including U.S.$87.5 for approval and commercial milestones, plus pre-specified approval milestone payments for additional indications, if any.

In addition, Curis has agreed to pay Aurigene royalties, ranging between high single digits to 10%, on its net sales in territories where it commercializes products. Furthermore, Aurigene is entitled to receive a share of Curis’ revenues from sublicenses, which share varies based upon specified factors such as the sublicensed territory, whether the sublicense revenue is royalty based or non-royalty based and, in some cases, the stage of the applicable molecule and product at the time the sublicense is granted.

On September 7, 2016, the Collaboration Agreement was amended to provide for the issuance to Aurigene of approximately 10.2 million shares of Curis common stock in lieu of receiving up to U.S.$24.5 of milestone and other payments from Curis that could have become due under the Collaboration Agreement. These shares of Curis common stock are recorded at U.S.$1.84 per share, which is equal to the market price of such shares of common stock on the date of issuance, amounting to an aggregate market value of Rs.1,247 (U.S.$18.8).

These additional shares are also subject to a lock-up agreement which is similar to the lock-up for the original Curis shares the Company received. However, this lock-up remains effective until September 7, 2018, with shares being released from such lock-up in 25% increments on each of March 7, 2017, September 7, 2017, March 7, 2018 and September 7, 2018, subject to acceleration of release of all the shares in connection with a change of control of Curis.

The Company has evaluated the transaction under IAS 28, “Investments in associates and Joint Ventures,” and believes that the Company does not have any significant influence with respect to Curis. Accordingly, all of the shares of Curis common stock are classified as available-for-sale financial instruments and are re-measured at fair value at every reporting date. Accordingly, gain of Rs.1,938 arising from changes in the fair value of such shares of common stock was recorded in other comprehensive income as of September 30, 2016.

This arrangement is accounted for as a joint operation under IFRS 11.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

24. Agreement with Merck Serono

On June 6, 2012, the Company and the biosimilars division of Merck KGaA, Darmstadt, Germany, formerly known as Merck Serono (hereinafter, “Merck KGaA”), entered into a collaboration agreement to co-develop a portfolio of biosimilar compounds in oncology, primarily focused on monoclonal antibodies. The arrangement covers co-development, manufacturing and commercialization of the compounds around the globe, with some specific country exceptions. During the year ended March 31, 2016, the collaboration agreement was amended to rearrange and realign the development of compounds, territory rights and royalty payments. Both parties will undertake commercialization based on their respective regional rights as defined in the agreement. The Company will lead and support early product development towards or including Phase I development. Merck KGaA will carry out manufacturing of the compounds and will lead further development for its territories. In its exclusive and co-exclusive territories, the Company will carry out its own development, wherever applicable, for commercialization. As before, the Company will continue to receive royalty payments upon commercialization by Merck KGaA in its territories.

During the three months ended December 31, 2015, the Company received from Merck KGaA certain amounts relating to its share of development costs and other amounts linked to the achievement of milestones for the development of compounds under the collaboration agreement, as amended.

25. Agreement with Pierre Fabre

On February 11, 2014, Aurigene entered into a collaborative license, development and commercialization agreement with Pierre Fabre, the third largest French pharmaceutical company. This agreement granted Pierre Fabre global worldwide rights (excluding India) to a new immune checkpoint modulator, AUNP-12. AUNP-12 will be in development for numerous cancer indications.

Under the terms of this agreement, Aurigene received a non-refundable upfront payment from Pierre Fabre, which was deferred and recognized as revenue over the period in which Aurigene had continuing performance obligations.

During the three months ended September 30, 2015, Aurigene entered into another agreement with Pierre Fabre to transfer back to Aurigene the rights earlier out-licensed for the development and commercialization of AUNP-12. As a result of such arrangement, Aurigene paid to Pierre Fabre a portion of the upfront consideration received and retained and recognized the remaining upfront consideration as revenue, as there are no pending performance obligations.

26. Asset purchase agreement with Hatchtech Pty Limited

On September 7, 2015, the Company entered into an asset purchase agreement with Hatchtech Pty Limited (“Hatchtech”) for the purchase of intellectual property rights to an innovative prescription head lice product, Xeglyze™ Lotion. The exclusive rights for this product are applicable for the territories of the United States, Canada, India, Russia and other countries of the former Soviet Union, Australia, New Zealand and Venezuela.

As partial consideration for the purchase of these assets, the Company paid Hatchtech an upfront amount of Rs.606 (U.S.$9.25). In addition to the foregoing payments, the Company is also required to pay certain development and commercial milestone related payments to Hatchtech for purchase of these assets.

As of September 30, 2016, the Company has paid Hatchtech development milestone payments of Rs.341 (U.S.$5).

The transaction was recorded as an acquisition of product related intangible asset. As the intangible asset is not yet available for use, it is not subject to amortization.

The carrying amount of the intangible asset as on September 30, 2016 was Rs.950 (U.S.$14.25).

27. Asset purchase agreement with Alchemia

In November 2015, the Company entered into an asset purchase agreement with Alchemia Limited (“Alchemia”) for the purchase of worldwide, exclusive intellectual property rights to fondaparinux sodium. The closing conditions for the transaction included the approval of Alchemia’s shareholders which was obtained on November 10, 2015. As per the terms of the agreement, the Company paid net consideration of Rs.1,158 (U.S.$17.5) upon the closing of the transaction in exchange for the acquired intellectual property rights.

Prior to this asset purchase agreement, the Company had worldwide, exclusive rights from Alchemia to market fondaparinux sodium in all territories in exchange for Alchemia’s right to an agreed share of the net profits generated from sales in those territories. As a result of the closing of the asset purchase agreement, Alchemia is not entitled to receive any further profit share revenues from fondaparinux sales on or after July 1, 2015.

The transaction was recorded as an acquisition of technology related intangible asset with an estimated useful life of 4 years.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

28. Receipt of warning letter from the U.S. FDA

The Company received a warning letter dated November 5, 2015 from the U.S. FDA relating to cGMP deviations at its API manufacturing facilities at Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh previously raised in Form 483 observations following inspections of these sites by the U.S. FDA in November 2014, January 2015 and February-March 2015, respectively.

The warning letter does not restrict production or shipment of the Company’s products from these facilities. However, unless and until the Company is able to correct outstanding issues to the U.S. FDA’s satisfaction, the U.S. FDA may withhold approval of new products and new drug applications of the Company, refuse admission of products manufactured at the facilities noted in the warning letter into the United States, and/or take additional regulatory or legal action against the Company. Any such further action could have a material and negative impact on the Company’s ongoing business and operations.

The Company submitted its response to the warning letter on December 7, 2015. Further, the Company provided updates on the progress of its corrective actions to the U.S. FDA in January 2016, March 2016 , May 2016 and August 2016.

The Company believes that it can resolve the issues raised by the U.S. FDA satisfactorily in a timely manner. The Company takes the matters identified by U.S. FDA in the warning letter seriously, and will continue to work diligently to address the observations identified in the warning letter, and is concurrently continuing to develop and implement its corrective action plans relating to the warning letter.

29. Venezuela operations

Dr. Reddy’s Venezuela, C.A., a wholly-owned subsidiary of the Company, is primarily engaged in the import of pharmaceutical products from the parent company and other subsidiaries of the Company and the sale of such products in Venezuela. During the years ended March 31, 2016 and 2015, the Company’s revenues from Venezuela were Rs.4,666 (Venezuelan bolivar (“VEF”) 457) and Rs.8,335 (VEF 813) respectively.

In February 2015, the Venezuelan government launched an overhaul of the exchange rate system and introduced a new exchange rate mechanism. The Marginal Currency System (known as “SIMADI”) is the third mechanism in the new three-tier exchange rate regime and allows for legal trading of the Venezuelan bolivar for foreign currency with fewer restrictions than other mechanisms in Venezuela (CENCOEX and SICAD).

The new second tier, SICAD, is a combination of the former second and third tiers, SICAD I and SICAD II, with an initial rate of approximately 12 VEF per U.S.$1.00. The first tier, the official exchange rate, is unchanged and sells dollars at 6.3 VEF per U.S.$1.00 for preferential goods.

Nine months ended December 31, 2015

For the nine months ended December 31, 2015, all of the monetary assets and liabilities that were eligible for exchange at the CENCOEX preferential rate of 6.3 VEF per U.S.$1.00 and were pending for approval have been translated at such rate. The balance of the Company’s Venezuelan monetary assets and liabilities for the nine months ended December 31, 2015, which the Company believes may not qualify for the CENCOEX preferential rate of 6.3 VEF per U.S.$1.00, have been translated using the SIMADI rate. Consequently, foreign exchange loss of Rs.776 and Rs.843 on translation of such monetary assets and liabilities at the SIMADI rate was recorded under “finance expenses” for the nine months ended December 31, 2015 and the year ended March 31, 2015, respectively.

During the nine months ended December 31, 2015, the Company received approvals for only U.S.$4 from the CENCOEX for remittance towards the importation of pharmaceutical products at the CENCOEX preferential rate.

Update during the three months ended March 31, 2016

The economic conditions in Venezuela continued to deteriorate further during the three months ended March 31, 2016. In February 2016, the Venezuelan government announced changes to its foreign currency exchange mechanisms, including the devaluation of its official exchange rate. The following changes became effective as of March 10, 2016:

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

29. Venezuela operations (continued)

-

The CENCOEX preferential rate was replaced with a new “DIPRO” rate. The DIPRO rate is only available for purchases and sales of essential items. Further, the preferential exchange rate was devalued from 6.3 VEF per U.S.$1.00 to 10 VEF per U.S.$1.00.

-	The SICAD exchange rate mechanism, which last auctioned USD for approximately 13 VEF per U.S.$1.00, was eliminated.

-

The SIMADI exchange rate mechanism was replaced with a new “DICOM” rate, which governs all transactions not subject to the DIPRO exchange rate and will fluctuate according to market supply and demand. As of March 31, 2016, the DICOM exchange rate was 272.5 VEF per U.S.$1.00.

The Company has not yet received approvals from the Venezuelan government to repatriate any amount at preferential rates beyond the U.S.$4 already approved and received during the year ended March 31, 2016. The Company fully considered all the aforesaid developments, facts and circumstances and, following the guidance available in IAS 21, believes that it is appropriate to use the DICOM rate (i.e., 272.5 VEF per U.S.$1.00) for translating the monetary assets and liabilities of the Venezuelan subsidiary as at March 31, 2016. Tabulated below is the impact of the foregoing on the financial statements of the Company:

Particulars	Year ended March 31, 2015	Nine months ended December 31, 2015	Three months ended March 31, 2016	Year ended March 31, 2016
Foreign exchange loss on account of currency devaluation and translation of monetary assets and liabilities using SIMADI / DICOM rate recorded under finance expense	Rs.843	Rs.776	Rs.3,845	Rs.4,621

Impact of inventory write down and reversal of export incentives recorded under cost of revenues	-	-	341	341

Impairment of property, plant and equipment recorded under selling, general and administrative expenses	-	-	123	123
Total	Rs.843	Rs.776	Rs.4,309	Rs.5,085

Including the foreign exchange loss of Rs.843 recognized during the year ended March 31, 2015, total loss recognized on account of operations in Venezuela was Rs.5,928 as of March 31, 2016.

Notwithstanding the ongoing uncertainty, the Company continues to actively engage with the Venezuelan Government and seek approval to repatriate funds at preferential rate.

Update during the six months ended September 30, 2016

Revenues for the six months ended September 30, 2016 and 2015 were Rs.8 (VEF 79) and Rs.3,105 (VEF 305), respectively. During the six months ended September 30, 2016, the Company received approvals from the Venezuelan government for U.S.$0.4 to repatriate amounts at the preferential rate of 10 VEF per U.S.$1.00.

Consistent with the position taken as on March 31, 2016, the Company applied the DICOM rate for translating the financial statements of the Venezuelan subsidiary for the six months ended September 30, 2016. As a result, foreign exchange loss of Rs.40 was recognized for the six months ended September 30, 2016. As of September 30, 2016, the DICOM rate was 658.88 VEF per U.S.$1.00.

30. License agreement with XenoPort

On March 28, 2016, the Company and XenoPort, Inc. (“XenoPort”) entered into a license agreement pursuant to which the Company was granted exclusive U.S. rights for the development and commercialization of XenoPort’s clinical stage oral new chemical entity. The Company plans to develop the in-licensed compound as a potential treatment for moderate-to-severe chronic plaque psoriasis and for relapsing forms of multiple sclerosis.

The transaction was subject to satisfaction of certain customary closing conditions, including among other things the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), following the Company’s premerger notification filing under the HSR Act with the applicable governmental authorities regarding its intention to acquire these rights.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

30. License agreement with XenoPort (continued)

Upon the completion of all closing conditions, in May 2016, the Company paid Rs.3,159 (U.S.$47.5) as an up-front payment and an additional Rs.169 (U.S.$2.5) for the transfer of certain clinical trials material as per the terms of the agreement.

The upfront consideration is recorded as an acquisition of a product related intangible asset. As the intangible asset is not yet available for use, it is not subject to amortization. Consideration paid for the purchase of clinical trials materials is recognized as research and development expenditure in the unaudited condensed consolidated interim financial statements for the six months ended September 30, 2016.

The carrying amount of the intangible asset as on September 30, 2016 was Rs.3,162 (U.S.$47.5).

In addition to the up-front payment, XenoPort will also be eligible to receive up to U.S.$190 upon the achievement by the Company of certain regulatory milestones, which could be achieved over a period of several years. Further, XenoPort will be eligible to receive up to U.S.$250 upon the achievement by the Company of certain commercial milestones, and up to mid-teens percentage rate royalty payments based on the Company’s net sales of the product in the United States.

31. Asset purchase agreement with Ducere Pharma LLC

On May 23, 2016, the Company entered into and consummated an asset purchase agreement with Ducere Pharma LLC for the purchase of certain pharmaceutical brands for a total consideration of Rs.1,148 (U.S.$17). The acquisition is expected to strengthen the Company’s presence in the dermatology, cough-and-cold and pain therapeutic areas forming part of the Company’s over-the-counter (“OTC”) business in the United States.

The Company recorded the acquisition of these brands as product related intangibles. The Company estimated that the useful life of these brands is 15 years. The carrying value of these intangibles as on September 30, 2016 was Rs.1,119.

32. Asset purchase agreement with Teva Pharmaceutical Industries Limited.

On June 10, 2016, the Company entered into a definitive purchase agreement with Teva Pharmaceutical Industries Limited (“Teva”) and an affiliate of Allergan plc (“Allergan”) to acquire eight Abbreviated New Drug Applications (“ANDAs”) in the United States for U.S.$350 in cash at closing. The acquired products were divested by Teva as a precondition to the closing of its acquisition of Allergan’s generics business. The acquisition of these ANDAs was also contingent on the closing of the Teva/Allergan generics purchase transaction and approval by the U.S. Federal Trade Commission.

The acquisition was consummated on August 3, 2016 upon the completion of all closing conditions, and the Company paid U.S.$350 as the consideration for the acquired ANDAs.

Tabulated below are the details of products acquired and the respective purchase prices:

Particulars of the ANDA	U.S.$	Rs.
Ethinyl estradiol/Ethonogestrel Vaginal Ring (a generic equivalent to NuvaRing™)	185	12,351
Buprenorphine HCl/Naloxone HCl Sublingual Film (a generic equivalent to Suboxone™ sublingual film)	70	4,673
Ramelteon Tablets (a generic equivalent to Rozerem™)	34	2,270
Others	61	4,072
Grand Total	350	23,366

The Company recorded the aforesaid acquisition of these ANDAs as “product related intangibles”. As these ANDAs are not available for use yet, they are not subject to amortization. The aforesaid acquisition forms part of Company’s Global Generics segment.

The carrying value of these intangibles as on September 30, 2016 was Rs.23,356.

DR. REDDY’S LABORATORIES LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(in millions, except share and per share data)

33. Binding term sheet with Gland Pharma Limited

During the three months ended September 30, 2016, the Company entered into a binding term sheet with Gland Pharma Limited (“Gland”) to license, market and distribute eight injectable ANDAs. A definitive purchase agreement has not yet been executed. Pursuant to the arrangement, the Company will pay Gland an amount of U.S.$6.8 as a consideration for in-licensing the aforesaid eight ANDAs upon completion of certain milestones by Gland.

During the three months ended September 30, 2016, upfront milestone amount of Rs.35 (U.S.$0.52) was recorded as a product related intangible asset.

34. Subsequent events

None.

ITEM 2. OPERATING AND FINANCIAL REVIEW, TREND INFORMATION

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, the related cash flow statement, notes and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2016, and the unaudited condensed consolidated interim financial statements included in our report on Form 6-K for the three months ended June 30, 2016, all of which is on file with the SEC, and the unaudited condensed consolidated interim financial statements contained in this report on Form 6-K.

This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.

Section A:

Three months ended September 30, 2016 compared to the three months ended September 30, 2015

The following table sets forth, for the periods indicated, financial data along with respective percentages to total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the three months ended September 30,
	2016		2015
	Rs. in millions	% of Revenues	Rs. in millions	% of Revenues	Increase/ (Decrease)
Revenues	Rs.35,857	100.0%	Rs.39,889	100.0%	(10%)

Gross profit	20,097	56.0%	24,468	61.3%	(18%)

Selling, general and administrative expenses	11,774	32.8%	11,058	27.7%	6%

Research and development expenses	5,214	14.5%	4,473	11.2%	17%

Other (income) / expense, net	(277)	(0.8%)	(320)	(0.8%)	(13%)

Results from operating activities	3,386	9.4%	9,257	23.2%	(63%)

Finance (expense) / income, net	365	1.0%	(216)	(0.5%)	(269%)

Share of profit of equity accounted investees, net of tax	84	0.2%	57	0.1%	49%

Profit before tax	3,835	10.7%	9,098	22.8%	(58%)

Tax expense	885	2.5%	1,880	4.7%	(53%)

Profit for the period	Rs.2,950	8.2%	Rs.7,218	18.1%	(59%)

Revenues

Our overall consolidated revenues were Rs.35,857 million during the three months ended September 30, 2016, a decrease of 10% as compared to Rs.39,889 million during the three months ended September 30, 2015.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the three months ended September 30,

	2016		2015

	Rs. in millions	Revenues % of Total	Rs. in millions	Revenues % of Total	Increase/ (Decrease)

Global Generics	Rs.28,995	81%	Rs.32,768	82%	(12%)
Pharmaceutical Services and Active Ingredients	5,784	16%	5,918	15%	(2%)
Proprietary Products	588	2%	663	2%	(11%)
Others	490	1%	540	1%	(9%)

Total	Rs.35,857	100%	Rs.39,889	100%	(10%)

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.28,995 million during the three months ended September 30, 2016, a decrease of 12% as compared to Rs.32,768 million during the three months ended September 30, 2015.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing decrease in revenues of this segment was attributable to the following factors:

•	an increase of approximately 4% resulting from the introduction of new products during the intervening period;

•

a decrease of approximately 8% resulting from a net decrease in the sales volumes of existing products in this segment, which includes lower sales from Venezuela due to the voluntary reduction of our supply of products to this country as a risk mitigation approach; and

•	a decrease of approximately 8% resulting from the net impact of changes in sales prices of the products in this segment.

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) were Rs.16,134 million during the three months ended September 30, 2016, a decrease of 13% as compared to the three months ended September 30, 2015. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 15% in the three months ended September 30, 2016 as compared to the three months ended September 30, 2015.

This revenue decrease was largely attributable to the following:

•	a loss of market share of certain of our existing products, such as OTC omeprazole magnesium, azacitidine, metoprolol ER, valganciclovir, and ziprasidone;

•	a significant decrease in our supplies to McNeil Consumer Healthcare following the conclusion of some of our existing supply arrangements with them;

•

partially offset by revenues from new products launched between October 1, 2015 and September 30, 2016, such as nitroglycerin SLT, omeprazole sodium bicarbonate, bupropion SR, naproxen sodium IR, and paricalcitol injection; and

•	also partially offset by a gain in market share of certain of our existing products, such as sumatriptan injection, ranitidine caps, OTC habitrol, and divalproex sodium sprinkles.

During the three months ended September 30, 2016, we made 3 new ANDA filings to the U.S. FDA. As of September 30, 2016 our cumulative filings were 245, which includes 3 NDA filings under section 505(b)(2) and 242 ANDA filings. These 242 ANDA filings include 8 acquired ANDAs from Teva Pharmaceutical Industries Ltd. As of September 30, 2016, cumulatively 85 generic filings are pending for approval with the U.S. FDA (83 ANDAs and 2 NDAs under 505(b)(2) route). Of these 83 ANDAs which are pending for approval, 56 are Paragraph IV filings, out of which we believe 19 have ‘First to File’ status. Further, these 83 ANDAs which are pending for approval include 7 ANDAs acquired from Teva Pharmaceutical Industries Ltd, of which 6 are Paragraph IV filings.

India: Our Global Generics segment’s revenues from India during the three months ended September 30, 2016 were Rs.6,251 million, an increase of 14% as compared to the three months ended September 30, 2015. This growth was largely attributable to the increase in the sales volume of our existing products and revenues from new brands launched in India between October 1, 2015 and September 30, 2016, which was partially offset by the decrease in sales prices of our existing products. According to IMS Health in its Moving Quarterly Total report for the three months ended September 30, 2016, our secondary sales in India grew by 11.0% during such period, as compared to the India pharmaceutical market’s growth of 14.3% during such period. During the three months ended September 30, 2016, we launched 5 new brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily South Africa and Australia) during the three months ended September 30, 2016 were Rs.4,834 million, a decrease of 27% as compared to the three months ended September 30, 2015. During the three months ended September 30, 2016, revenues from Venezuela were Rs.7 million as compared to Rs.1,339 million during the three months ended September 30, 2015. Excluding the revenues from Venezuela, our Global Generics Segment’s revenues from our “Emerging Markets” during the three months ended September 30, 2016 decreased by 9% as compared to the three months ended September 30, 2015. This revenue decrease was largely attributable to decreased revenues in Russia, as described below.

Russia: Our Global Generics segment’s revenues from Russia during the three months ended September 30, 2016 were Rs.2,689 million, a decrease of 8% as compared to the three months ended September 30, 2015. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues decreased by 5% during the three months ended September 30, 2016 as compared to the three months ended September 30, 2015. This revenue decrease was largely attributable to decreased sales volumes of our existing products. Our over-the-counter (“OTC”) division’s revenues from Russia during the three months ended September 30, 2016 were 37% of our total revenues from Russia.

According to IMS Health, as per its report for the three months ended September 30, 2016, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth during the three months ended September 30, 2016 was as follows:

	For the three months ended September 30, 2016

	Dr. Reddy’s		Russian pharmaceutical market

	Sales value	Volume	Sales value	Volume

Prescription (Rx)	12.83%	9.78%	11.81%	7.17%

Over-the-counter (OTC)	11.18%	16.90%	15.06%	4.05%

Total (Rx + OTC)	12.22%	11.61%	13.51%	4.94%

As per the above referenced IMS Health report, our volume market share during the three months ended September 30, 2016 and during the three months ended September 30, 2015 was as follows:

	For the three months ended September 30,

	2016	2015

Prescription (Rx)	2.31%	4.87%

Over-the-counter (OTC)	1.20%	0.74%

Total (Rx + OTC)	1.72%	1.94%

Other countries of the former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.895 million during the three months ended September 30, 2016, a decrease of 11% as compared to the three months ended September 30, 2015. This decrease was largely attributable to the decrease in sales volumes of our existing major brands, partially offset by revenues from new products launched between October 1, 2015 and September 30, 2016, major products being neurobion, levolet, duloxetine, telmisartan and omez injection.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia and other countries of the former Soviet Union, Romania and India as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.1,250 million during the three months ended September 30, 2016, a decrease of 53% as compared to the three months ended September 30, 2015. The decrease was largely due to decreased revenues in Venezuela primarily due to the reduction in the sales volume of our existing products. Our revenues from Venezuela were Rs.7 million for the three months ended September 30, 2016, as compared to Rs.1,339 million for the three months ended September 30, 2015. This reduction in sales was primarily attributable to the ongoing economic crisis in the country and, correspondingly, our risk mitigation approach of moderating the supply of products to this country. Excluding the revenues from Venezuela, our revenues from our “Rest of the World” markets during the three months ended September 30, 2016 decreased by 7% as compared to the three months ended September 30, 2015.

Europe: Our Global Generics segment’s revenues from Europe are primarily derived from Germany, the United Kingdom and our out-licensing business across Europe, and were Rs.1,776 million during the three months ended September 30, 2016, a decrease of 16% as compared to the three months ended September 30, 2015. This decrease was primarily on account of:

•

a decrease in sales volumes of our existing products and reduced participation in the competitive bidding tenders sponsored by statutory health insurance funds and other health insurance providers in Germany; and

•

such decrease was partially offset by revenues from new products launched between October 1, 2015 and September 30, 2016, major products being buprenorphine and pemetrexed in the United Kingdom and duloxetine and hydromorphone IR in Germany.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues during the three months ended September 30, 2016 were Rs.5,784 million, a decrease of 2% as compared to the three months ended September 30, 2015. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this was largely attributable to:

•

decreased sales of active pharmaceutical ingredients during the three months ended September 30, 2016, primarily attributable to decreased sales volumes and sales prices of existing products, which decreased our PSAI segment’s revenues by approximately 5%; and

•	increased customer orders for our pharmaceutical development services, which increased our PSAI segment’s revenues by approximately 3%.

During the three months ended September 30, 2016, we filed 15 Drug Master Files (“DMFs”) worldwide. Cumulatively, our total worldwide DMFs as of September 30, 2016 were 797, including 218 DMFs in the United States.

Gross Profit

Our total gross profit was Rs.20,097 million during the three months ended September 30, 2016, representing 56.0% of our revenues for that period, as compared to Rs.24,468 million during the three months ended September 30, 2015, representing 61.3% of our revenues for that period.

The following table sets forth, for the period indicated, our gross profits by segment:

	For the three months ended September 30,
	2016		2015
	Rs. in millions
	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue
Global Generics	Rs.18,067	62.3%	Rs.22,058	67.3%
Pharmaceutical Services and Active Ingredients	1,271	22.0%	1,526	25.8%
Proprietary Products	507	86.3%	561	84.6%
Others	252	51.5%	323	59.9%
Total	Rs.20,097	56.0%	Rs.24,468	61.3%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment decreased to 62.3% during the three months ended September 30, 2016 from 67.3% during the three months ended September 30, 2015. This decrease was primarily on account of lower realizations due to increased competitive intensity in some of our key molecules across markets and increased overhead costs. Consequently, there was a decrease in the proportion of sales of higher gross margin products and an increase in the proportion of sales of lower gross margin products.

The gross profits from our PSAI segment decreased to 22.0% during the three months ended September 30, 2016, from 25.8% during the three months ended September 30, 2015. This decrease was primarily on account of higher price erosion and increased overhead costs during the three months ended September 30, 2016.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.11,774 million during the three months ended September 30, 2016, an increase of 6% as compared to Rs.11,058 million during the three months ended September 30, 2015. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•

increased sales and marketing expenses, primarily on account of the National Pharmaceutical Pricing Authority provision of Rs.344 million related to the petition filed by the Indian Pharmaceutical Alliance (refer to Note 22 of our unaudited condensed consolidated interim financial statements for further details), which increased our selling, general and administrative expenses by approximately 6%;

•	increased legal and professional expenses, which increased our selling, general and administrative expenses by approximately 2%; and

•	decreased other costs, which decreased our selling, general and administrative expenses by approximately 2%.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 32.8% during the three months ended September 30, 2016 from 27.7% during the three months ended September 30, 2015.

Research and development expenses

Our research and development expenses were Rs.5,214 million during the three months ended September 30, 2016, an increase of 17% as compared to Rs.4,473 million during the three months ended September 30, 2015. Our research and development expenses increased to 14.5% of our total revenues during the three months ended September 30, 2016 from 11.2% of our total revenues during the three months ended September 30, 2015.

Other (income) / expense, net

Our other income was Rs.277 million during the three months ended September 30, 2016, as compared to other operating income of Rs.320 million during the three months ended September 30, 2015.

Finance (expense) / income, net

Our net finance income was Rs.365 million during the three months ended September 30, 2016 as compared to net finance expense of Rs.216 million during the three months ended September 30, 2015. The increase in net finance income was due to the following:

•	net interest expense of Rs.49 million during the three months ended September 30, 2016, as compared to net interest income of Rs.70 million during the three months ended September 30, 2015;

•

net foreign exchange gain of Rs.37 million during the three months ended September 30, 2016, as compared to net foreign exchange loss of Rs.388 million during the three months ended September 30, 2015; and

•

profit on sale of investments of Rs.377 million during the three months ended September 30, 2016, as compared to profit on sale of investments of Rs.102 million during the three months ended September 30, 2015

Profit before tax

As a result of the above, our profit before tax was Rs.3,835 million during the three months ended September 30, 2016, a decrease of 58% as compared to Rs.9,098 million during the three months ended September 30, 2015.

Tax expense

Our consolidated weighted average tax rate was 23.1% during the three months ended September 30, 2016, as compared to 20.7% during the three months ended September 30, 2015.

Our tax expense was Rs.885 million during the three months ended September 30, 2016, as compared to Rs.1,880 million during the three months ended September 30, 2015.

Profit for the period

As a result of the above, our net profit was Rs.2,950 million during the three months ended September 30, 2016, representing 8.2% of our total revenues for such period, as compared to Rs.7,218 million during the three months ended September 30, 2015, representing 18.1% of our total revenues for such period.

Section B:

Six months ended September 30, 2016 compared to the six months ended September 30, 2015

The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	For the six months ended September 30,
	2016		2015
	Rs. in millions	% of Revenues	Rs. in millions	% of Revenues	Increase/ (Decrease)
Revenues	Rs.68,202	100.0%	Rs.77,467	100.0%	(12%)
Gross profit	38,275	56.1%	47,415	61.2%	(19%)
Selling, general and administrative expenses	24,058	35.3%	22,031	28.4%	9%
Research and development expenses	10,016	14.7%	8,860	11.4%	13%
Other (income) / expense, net	(373)	(0.5%)	(445)	(0.6%)	(16%)
Results from operating activities	4,574	6.7%	16,969	21.9%	(73%)
Finance (expense) / income, net	810	1.2%	(0)	(0.0%)	-
Share of profit of equity accounted investees, net of tax	158	0.2%	106	0.1%	49%
Profit before tax	5,542	8.1%	17,075	22.0%	(68%)
Tax expense	1,329	1.9%	3,600	4.6%	(63%)
Profit for the period	Rs.4,213	6.2%	Rs.13,475	17.4%	(69%)

Revenues

Our overall consolidated revenues were Rs.68,202 million during the six months ended September 30, 2016, a decrease of 12% as compared to Rs.77,467 million during the six months ended September 30, 2015.

The following table sets forth, for the periods indicated, our consolidated revenues by segment:

	For the six months ended September 30,
	2016		2015
	Rs. in millions	Revenues % of Total	Rs. in millions	Revenues % of Total	Increase/ (Decrease)
Global Generics	Rs.55,633	82%	Rs.63,729	82%	(13%)
Pharmaceutical Services and Active Ingredients	10,477	15%	11,532	15%	(9%)
Proprietary Products	1,208	2%	1,360	2%	(11%)
Others	884	1%	846	1%	5%
Total	Rs.68,202	100%	Rs.77,467	100%	(12%)

Segment Analysis

Global Generics

Revenues from our Global Generics segment were Rs.55,633 million during the six months ended September 30, 2016, a decrease of 13% as compared to Rs.63,729 million during the six months ended September 30, 2015.

After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the foregoing decrease in revenues of this segment was attributable to the following factors:

•

a decrease of approximately 8% resulting from a net decrease in the sales volumes of existing products in this segment, which includes lower sales from Venezuela due to the voluntary reduction of our supply of products to this country as a risk mitigation approach;

•	a decrease of approximately 9% resulting from the net impact of changes in sales prices of the products in this segment; and

•	an increase of approximately 4% resulting from the introduction of new products during the intervening period;

North America (the United States and Canada): Our Global Generics segment’s revenues from North America (the United States and Canada) during the six months ended September 30, 2016 were Rs.31,657 million, a decrease of 15% as compared to the six months ended September 30, 2015. In U.S. dollar absolute currency terms (i.e., U.S. dollars without taking into account the effect of currency exchange rates), such revenues decreased by 17% in the six months ended September 30, 2016 as compared to the six months ended September 30, 2015.

The following table sets forth, during the six months ended September 30, 2016, products launched in North America (the United States and Canada):

Product	Innovator’s Brand	Innovator

Omeprazole Na Bicarbonate	Zegerid®	Santarus Inc.

Nitroglycerin SLT	Nitrostat®	Pfizer

Bupropion SR	Wellbutrin® SR	GSK

Paricalcitol Inj	Zemplar®	ABBVIE Inc.

India: Our Global Generics segment’s revenues from India were Rs.11,474 million during the six months ended September 30, 2016, an increase of 12% as compared to the six months ended September 30, 2015. During the six months ended September 30, 2016, we launched 8 new brands in India.

Emerging Markets: Our Global Generics segment’s revenues from “Emerging Markets” (which is comprised of Russia, other countries of the former Soviet Union, Romania and certain other countries from our “Rest of the World” markets, primarily South Africa and Australia) during the six months ended September 30, 2016 were Rs.9,111 million, a decrease of 26% as compared to the six months ended September 30, 2015. During the six months ended September 30, 2016, revenues from Venezuela were Rs.8 million as compared to Rs.3,105 million during the six months ended September 30, 2015. Excluding the revenues from Venezuela, our Global Generics Segment’s revenues from our “Emerging Markets” during the six months ended September 30, 2016, decreased by 3% as compared to the six months ended September 30, 2015.

Russia: Our Global Generics segment’s revenues from Russia were Rs.5,025 million during the six months ended September 30, 2016, a decrease of 4% as compared to the six months ended September 30, 2015. In Russian rouble absolute currency terms (i.e., Russian roubles without taking into account the effect of currency exchange rates), such revenues increased by 7% during the six months ended September 30, 2016 as compared to the six months ended September 30, 2015. Our over-the-counter (“OTC”) division’s revenues from Russia during the six months ended September 30, 2016 were 38% of our total revenues from Russia, and we intend to further strengthen our OTC sales by continuous branding efforts.

According to IMS Health, as per its report for the six months ended September 30, 2016, our sales value (in Russian roubles) growth and volume growth from Russia, as compared to the Russian pharmaceutical market sales value (in Russian roubles) growth and volume growth during the six months ended September 30, 2015 was as follows:

	For the six months ended September 30, 2016
	Dr. Reddy’s Laboratories		Russian pharmaceutical market
	Sales value	Volume	Sales value	Volume
Prescription (Rx)	7.65%	7.19%	9.88%	5.31%
Over-the-counter (OTC)	6.46%	10.47%	10.85%	2.32%
Total (Rx + OTC)	7.20%	8.03%	10.39%	3.20%

As per the above referenced IMS Health report, our volume-based market share during the six months ended September 30, 2016 and during the six months ended September 30, 2015 was as follows:

	For the six months ended September 30,
	2016	2015
Prescription (Rx)	2.20%	4.70%
Over-the-counter (OTC)	1.21%	0.71%
Total (Rx + OTC)	1.69%	1.90%

Other Countries of former Soviet Union and Romania: Our Global Generics segment’s revenues from other countries of the former Soviet Union and Romania were Rs.1,570 million during the six months ended September 30, 2016, a decrease of 13% as compared to the six months ended September 30, 2015.

“Rest of the World” Markets: We refer to all markets of this segment other than North America (the United States and Canada), Europe, Russia, India and other countries of the former Soviet Union and Romania as our “Rest of the World” markets. Our Global Generics segment’s revenues from our “Rest of the World” markets were Rs.2,516 million during the six months ended September 30, 2016, a decrease of 53% as compared to the six months ended September 30, 2015. The decrease was primarily attributable to the decrease in our revenues in Venezuela due to reduction in the sales volume of existing products. Our revenues from Venezuela were Rs.8 million for the six months ended September 30, 2016, as compared to Rs.3,105 million for the six months ended September 30, 2015. This reduction in sales was primarily attributable to the ongoing economic crisis in the country and, correspondingly, our risk mitigation approach of moderating the supply of products to this country. Excluding the revenues from Venezuela, our revenues from our “Rest of the World” markets during the six months ended September 30, 2016 increased by 8% as compared to the six months ended September 30, 2015.

Europe: Our Global Generics segment’s revenues from Europe were Rs.3,391 million during the six months ended September 30, 2016, a decrease of 16% as compared to the six months ended September 30, 2015.

Pharmaceutical Services and Active Ingredients (“PSAI”)

Our PSAI segment’s revenues during the six months ended September 30, 2016 were Rs.10,477 million, a decrease of 9% as compared to the six months ended September 30, 2015. After taking into account the impact of exchange rate fluctuations of the Indian rupee against the multiple currencies in the markets in which we operate, this decrease was largely attributable to:

•

decreased sales of active pharmaceutical ingredients during the six months ended September 30, 2016, primarily attributable to decreased sales volumes of existing products, partially coupled with the net impact of changes in sales prices of existing products, all of which decreased our PSAI segment’s revenues by approximately 12%; and

•	increased customer orders in our pharmaceutical development services for certain products provided to innovator companies, which increased our PSAI segment’s revenues by approximately 3%.

Gross Profit

Our total gross profit was Rs.38,275 million during the six months ended September 30, 2016, representing 56.1% of our revenues for that period, as compared to Rs.47,415 million during the six months ended September 30, 2015, representing 61.2% of our revenues for that period.

	For the six months ended September 30,
	2016		2015
	Rs. in millions
	Gross Profit	% of Segment Revenue	Gross Profit	% of Segment Revenue
Global Generics	Rs.34,406	61.8%	Rs.42,975	67.4%

Pharmaceutical Services and Active Ingredients	2,402	22.9%	2,858	24.8%

Proprietary Products	1,032	85.4%	1,138	83.7%

Others	435	49.2%	444	52.4%

Total	Rs.38,275	56.1%	Rs.47,415	61.2%

After taking into account the impact of the exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, the gross profits from our Global Generics segment decreased to 61.8% during the six months ended September 30, 2016 from 67.4% during the six months ended September 30, 2015. This decrease was primarily on account of lower realizations due to increased competition in some of our key molecules and increased overhead costs. Consequently, there was a decrease in the proportion of sales of our higher gross margin products and an increase in the proportion of sales of our lower gross margin products.

The gross profits from our PSAI segment decreased to 22.9% during the six months ended September 30, 2016, from 24.8% during the six months ended September 30, 2015. This decrease was primarily on account of price erosion and increased overhead costs during the six months ended September 30, 2016.

Selling, general and administrative expenses

Our selling, general and administrative expenses were Rs.24,058 million during the six months ended September 30, 2016, an increase of 9% as compared to Rs.22,031 million during the six months ended September 30, 2015. After taking into account the impact of exchange rate fluctuations of the Indian rupee against multiple currencies in the markets in which we operate, this increase was largely attributable to the following:

•

increased sales and marketing expenses, primarily on account of the National Pharmaceutical Pricing Authority provision of Rs.344 million, related to the petition filed by the Indian Pharmaceutical Alliance (refer to Note 22 of our unaudited condensed consolidated interim financial statements for further details), which increased our selling, general and administrative expenses by approximately 5%;

•

increased legal and professional expenses, primarily on account of the remediation activities related to the warning letter received from the U.S. FDA for three of our manufacturing facilities in India, which increased our selling, general and administrative expenses by approximately 5%; and

•	decreased other costs, which decreased our selling, general and administrative expenses by approximately 2%.

As a proportion of our total revenues, our selling, general and administrative expenses increased to 35.3% during the six months ended September 30, 2016 from 28.4% during the six months ended September 30, 2015.

Research and development expenses

Our research and development costs were Rs.10,016 million during the six months ended September 30, 2016, an increase of 13% as compared to Rs.8,860 million during the six months ended September 30, 2015. This increase was in accordance with our strategy to expand our research and development efforts in complex formulations, differentiated formulations and biosimilar compounds.

Other (income) / expense, net

Our other income was Rs.373 million during the six months ended September 30, 2016, as compared to other income of Rs.445 million during the six months ended September 30, 2015.

Finance (expense) / income, net

Our net finance income was Rs.810 million during the six months ended September 30, 2016, as compared to net finance expense of Rs.0 million during the six months ended September 30, 2015. The increase in net finance income was attributable to:

•	net interest income of Rs.74 million during the six months ended September 30, 2016, as compared to net interest income of Rs.141 million during the six months ended September 30, 2015;

•

net foreign exchange gain of Rs.73 million during the six months ended September 30, 2016, as compared to net foreign exchange loss of Rs.476 million during the six months ended September 30, 2015; and

•

profit on sale of investments of Rs.663 million during the six months ended September 30, 2016, as compared to profit on sale of investments of Rs.335 million during the six months ended September 30, 2015.

Profit before tax

As a result of the above, our profit before tax was Rs.5,542 million during the six months ended September 30, 2016, a decrease of 68% as compared to Rs.17,075 million during the six months ended September 30, 2015.

Tax expense

Our consolidated weighted average tax rate was 24.0% during the six months ended September 30, 2016, as compared to 21.1% during the six months ended September 30, 2015.

Our tax expense was Rs.1,329 million during the six months ended September 30, 2016, as compared to Rs.3,600 million during the six months ended September 30, 2015.

Profit for the period

As a result of the above, our net profit was Rs.4,213 million during the six months ended September 30, 2016, representing 6.2% of our total revenues for such period, as compared to Rs.13,475 million during the six months ended September 30, 2015, representing 17.4% of our total revenues for such period.

ITEM 3. LIQUIDITY AND CAPITAL RESOURCES

We have primarily financed our operations through cash flows generated from operations and a mix of long-term and short-term borrowings. Our principal liquidity and capital needs are for the purchase of property, plant and equipment, making investments, regular business operations and research and development.

Our principal sources of short-term liquidity are internally generated funds and short-term borrowings, which we believe are sufficient to meet our working capital requirements. Through our subsidiary in Switzerland, we borrowed U.S.$220 million during the year ended March 31, 2012, which was required to be repaid in eight quarterly installments beginning in December 2014. During the year ended March 31, 2016, we repaid the entire outstanding loan amount (including a prepayment of U.S.$110 million), and our subsidiary in Switzerland further incurred U.S.$82.5 million of new short-term borrowings. Further, we also borrowed U.S.$150 million during the year ended March 31, 2014, which is to be repaid in five quarterly installments beginning February 2018. These loans were borrowed primarily to repay some of our then existing short term borrowings and to meet anticipated capital expenditures over the near term. During the three months ended September 30, 2016, our subsidiary in Switzerland incurred an additional U.S.$350 million of short-term borrowings from certain institutional lenders (refer to Note 13 to our unaudited condensed consolidated interim financial statements for further details).

As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights.

The following table summarizes our statements of cash flows for the periods presented:

	For the six months ended September 30,
	2016	2016	2015
	(U.S.$ in millions, Rs. in millions)
	Convenience translation into U.S.$
Net cash from/(used in):
Operating activities	U.S.$117	Rs.7,763	Rs.19,992
Investing activities	(260)	(17,292)	(6,250)
Financing activities	108	7,224	(12,580)
Net increase/(decrease) in cash and cash equivalents	U.S.$(35)	Rs.(2,305)	Rs.1,162

In addition to cash, inventory and accounts receivable, our unused sources of liquidity included approximately Rs.19,265 million in available credit under revolving credit facilities with banks as of September 30, 2016. We had no other material unused sources of liquidity as of September 30, 2016.

Operating Activities

The net result of operating activities was a cash inflow of Rs.7,763 million for the six months ended September 30, 2016, as compared to a cash inflow of Rs.19,992 million for the six months ended September 30, 2015.

The net cash provided by operating activities decreased during the six months ended September 30, 2016, primarily on account of decreased business performance due to increased competition for key products in our North America (the United States and Canada) generics business and price erosion for certain of our products in this region, coupled with decreases in sales volumes and partially impacted by our voluntary reduction of our supply of products to Venezuela as a risk mitigation approach. This has resulted in a decrease of Rs.10,933 million in our earnings before interest expense, profit/loss on sale of investments, tax expense, depreciation and amortization (“Adjusted EBITDA”) (Rs.10,400 million for the six months ended September 30, 2016, as compared to Rs.21,333 million for the six months ended September 30, 2015).

Our average days’ sales outstanding (“DSO”) as at September 30, 2016, June 30, 2016 and September 30, 2015, based on the most recent quarter’s sales, were 95 days, 97 days and 99 days, respectively.

Investing Activities

Our investing activities resulted in a net cash outflow of Rs.17,292 million as compared to a net cash outflow of Rs.6,250 million for the six months ended September 30, 2016 and 2015, respectively. This increase in net cash outflow of Rs.11,042 million was primarily due to:

•

Rs.23,366 million (U.S.$350 million) paid to Teva Pharmaceutical Industries Limited for the acquisition of eight Abbreviated New Drug Applications (“ANDAs”) during the six months ended September 30, 2016 (refer to Note 32 of our unaudited condensed consolidated interim financial statements for further details);

•

Rs.7,936 million paid to UCB for the acquisition of a select portfolio of established products business during the six months ended September 30, 2015 (refer to Note 4 of our unaudited condensed consolidated interim financial statements for further details);

•

Rs.3,159 million (U.S.$47.5 million) paid to XenoPort, Inc. for the acquisition of exclusive U.S. rights for the development and commercialization of a clinical stage oral new chemical entity which forms a part of our Proprietary Products segment, during the six months ended September 30, 2016 (refer to Note 30 of our unaudited condensed consolidated interim financial statements for further details);

•

Rs.1,148 million (U.S.$17 million) paid to Ducere Pharma LLC for the purchase of OTC brands which forms a part of our Global Generics segment, during the six months ended September 30, 2016 (refer to Note 31 of our unaudited condensed consolidated interim financial statements for further details);

•

a decrease by Rs.11,065 million during the six months ended September 30, 2016, as compared to the six months ended September 30, 2015, in the proceeds from redemption of investments in mutual funds and fixed deposits having an original maturity of more than three months; and

•	a net increase in amounts spent on property, plant and equipment by Rs.783 million during the six months ended September 30, 2016, as compared to the six months ended September 30, 2015.

Financing Activities

Our financing activities resulted in a net cash inflow of Rs.7,224 million as compared to a net cash outflow of Rs.12,580 million for the six months ended September 30, 2016 and 2015, respectively.

During the six months ended September 30, 2016, we bought back and extinguished 5,077,504 equity shares for an aggregate purchase price of Rs.15,694 million (refer to note 16 of our unaudited condensed consolidated interim financial statements for further details). Further, we incurred net short-term borrowings of Rs.26,766 million during the six months ended September 30, 2016, including borrowings of Rs.23,366 (U.S.$350) million by our Swiss subsidiary for the purpose of acquiring eight ANDAs from Teva Pharmaceutical Industries Limited (refer to note 32 of our unaudited condensed consolidated interim financial statements for further details). Furthermore, we also paid dividends (including dividend distribution taxes) of Rs.3,390 million.

In comparison, during the six months ended September 30, 2015, we repaid long term borrowings of Rs.11,663 million, which primarily consisted of the repayment of all long term borrowings by our Swiss Subsidiary and our U.K. subsidiary Dr. Reddy’s Laboratories (EU) Limited. Further, we also incurred short-term borrowings of Rs.3,732 million and paid dividends (including dividend distribution taxes) of Rs.4,106 million during the six months ended September 30, 2015.

Principal Debt Obligations

The following table provides a list of our principal debt obligations (excluding capital lease obligations) outstanding as of September 30, 2016:

Debt	Principal Amount		Currency	Interest Rate

	(U.S.$ in millions, Rs. in millions)

	Convenience translation into U.S.$

Packing credit borrowings (short term)	U.S.$339	Rs.22,551	USD EURO RUB	LIBOR + (5) to 15 bps LIBOR + 5 to 7.5 bps 10.65% to 11.57%
			INR	6.92% to 6.95%
Other short-term borrowings	395	26,313	USD	LIBOR + 40 to 45 bps
	10	687	RUB	10.90%
Long-term borrowings	150	9,992	USD	LIBOR + 125 bps

Item 4. OTHER MATTERS

Civil Investigative Demand from the Office of the Attorney General, State of Texas

On or about November 10, 2014, Dr. Reddy’s Laboratories, Inc., one of our subsidiaries in the U.S., received a Civil Investigative Demand (“CID”) from the Office of the Attorney General, State of Texas (the “Texas AG”) requesting certain information, documents and data regarding sales and price reporting in the U.S. marketplace of certain products for the period of time between January 1, 1995 and the date of the CID. Compliance with the CID is ongoing, and we understand that the investigation is continuing.

Subpeona duces tecum from the Office of the Attorney General, California

On November 3, 2014, Dr. Reddy’s Laboratories, Inc. received a subpoena duces tecum to appear before the Office of the Attorney General, California (the “California AG”) and produce records and documents relating to the pricing of certain products. A set of five interrogatories related to pricing practices was served as well. On July 18, 2016, the California AG sent a letter to inform Dr. Reddy’s Laboratories, Inc. that, in light of the information provided to that date, no further information would be requested at present in response to this subpoena.

Subpoenas from the Division of the U.S. Department of Justice (“DOJ”) and the office of the Attorney General for the State of Connecticut

On July 6, 2016 and August 7, 2016, one of our subsidiaries received subpoenas from the DOJ and the office of the Attorney General for the State of Connecticut, respectively, seeking information relating to the marketing, pricing and sale of certain of our generic products and any communications with competitors about such products. We intend to fully cooperate with these inquiries.

Agreement with Amgen

During the three months ended September 30, 2016, we entered into an agreement with Amgen Inc. (“Amgen”) that effectively expands the strategic collaboration we entered with Amgen in August 2015. Under the terms of the new agreement, we will commercialize the oncology and osteoporosis medicines XGEVA®(denosumab), Vectibix® (panitumumab) and Prolia® (denosumab) in India.

ITEM 5. EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Report of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)

Date: November 10, 2016	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary